
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

POST-QUALIFICATION AMENDMENT NO. 11
TO
FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933



DELHI BANK CORP.
(Exact name of issuer as specified in its charter)

New York
(State or other jurisdiction of incorporation or organization)

124 Main Street
Delhi, New York 13753
(607) 746-0700
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Mr. Robert W. Armstrong
President and Chief Executive Officer
Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With Copies to:
Christina M. Gattuso, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005
(202) 508-5800

6712	14-1777653
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Securities and Exchange Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1.   **Significant Parties**

(a)   Directors of Delhi Bank Corp.

Timothy C. Townsend, Chairman of the Board
Robert W. Armstrong, Director
Raymond Christensen, Director
Andrew F. Davis III, Director
Michael E. Finberg, Director
Bruce J. McKeegan, Director
Ann S. Morris, Director
Paul J. Roach, Director

The business address of each director is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(b)   Officers of Delhi Bank Corp.

Robert W. Armstrong, President and Chief Executive Officer
Suzanne L. MacDonald, Vice President
Peter V. Gioffe, Treasurer
Gretchen E. Rossley, Secretary

The business address of each officer is:

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753

(c)   Not applicable.

(d)   CEDE & Co., the nominee of the Depository Trust Co., 55 Water Street, New York, New York 10041 and The Delaware National Bank of Delhi Employee Stock Ownership Plan, c/o The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, are record owners of 5 percent or more of Delhi Bank Corp.'s common stock, par value $1.00.

(e)   The issuer is not aware of any beneficial owners of 5 percent or more of any class of its equity securities.

(f)   There are no promoters in connection with this offering.

(g)   The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753, is a wholly owned subsidiary of Delhi Bank Corp. Delaware National Realty Corp. is a wholly owned subsidiary of The Delaware National Bank of Delhi.

(h)   Counsel to Delhi Bank Corp. is:

Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

(i)   There are no underwriters in connection with this offering.

(j)   Not applicable.

(k)   Not applicable.

(l)   Not applicable.

(m)   Not applicable.

Item 2.   **Application of Rule 262**

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3.   **Affiliate Sales**

Not applicable.

Item 4.   **Jurisdictions in Which Securities Are to be Offered**

(a)   No securities are to be offered by underwriters, dealers or salespersons in connection with this offering.

(b)   The common stock to be offered by Delhi Bank Corp. pursuant to the Company's Dividend Reinvestment Plan will be offered to Delhi Bank Corp.'s existing security holders, who reside in the States of Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. The Dividend Reinvestment Plan and any shares sold by Delhi Bank Corp. pursuant to such Plan are being offered to existing security holders of Delhi Bank Corp. by delivery of the Offering Circular by U.S. Mail.

Item 5.   **Unregistered Securities Issued or Sold Within One Year**

None.

Item 6.   **Other Present or Proposed Offerings**

There are no other present or proposed offerings.

Item 7.   **Marketing Arrangements**

      (a)   There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered, or for withholding commissions.

              Purchases and sales of Delhi Bank Corp. common stock in the open market are processed by the brokerage firm of Raymond James Financial, Inc., who has agreed to be a market maker for Delhi Bank Corp. common stock.

      (b)   No underwriter will be used in connection with this offering.

Item 8.   **Relationships with Issuer Experts Named in Offering Statement**

ParenteBeard LLC is Delhi Bank Corp.'s independent registered public accountants and was engaged by the Company on November 23, 2011. ParenteBeard LLC is not employed by Delhi Bank Corp. on a contingent basis nor does ParenteBeard LLC have a material interest in Delhi Bank Corp. or its subsidiary.

For the year ended December 31, 2010 and for the interim period from December 31, 2010 through November 23, 2011, Dannible & McKee, LLP served as the Company's independent registered public accountants. During such periods, Dannible & McKee, LLP was not employed by Delhi Bank Corp. on a contingent basis nor did Dannible & McKee, LLP have a material interest in Delhi Bank Corp. or its subsidiary.

Item 9.   **Use of Solicitation of Interest Document**

There will be no use of a solicitation of interest document in connection with this offering.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

DELHI BANK CORP.   **OFFERING**
124 Main Street   **174,000 Shares of Common Stock**
Delhi, New York 13753
(607) 746-0700

We are offering to our stockholders residing in the State of New York and certain other states shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan (the "Plan").

We are authorized to issue up to 393,750 shares of our common stock under the Plan. The number of shares authorized under the Plan increased from 262,500 to 393,750 upon completion of a three-for-two stock split of Delhi Bank Corp. common stock, declared by Delhi Bank Corp on December 18, 2009 and paid on December 30, 2009. The maximum amount of common stock that we may issue or sell, from time to time, under the Plan, is subject to a maximum limitation which limits the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, to no more than $5.0 million in any 12 month period. The aggregate offering price for all securities sold under the Plan over the 12 month period prior to the date of this offering circular was approximately $501,710. In order to comply with this requirement and taking into account the number of shares that have been sold over the prior 12 month period under the Plan, the number of shares that we are authorized to issue under the Plan is currently 174,000 shares. The Plan provides our stockholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Stockholders may also make voluntary quarterly cash payments to purchase additional shares of common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Delaware National Bank of Delhi, a wholly owned subsidiary of Delhi Bank Corp. and our transfer agent, will act as the Plan Administrator and purchase shares of our common stock directly from us at fair market value, in the open market, or in negotiated transactions to fund the Plan. Our common stock is quoted on the Pink Sheets Electronic Quotation Service under the symbol "DWNX." As of March 14, 2012, the market price per share of the common stock was $25.75.

	Price to Public (1)	Proceeds to Issuer or Other Person (2)(3)(4)
Per Share of Common Stock, Par Value $1.00 Per Share	$ 25.75	$ 25.75
Total (174,000 shares)...	$4,480,500	$4,480,500

(1) Price per share is based upon the market price per share ($25.75) as of March 13, 2012. Actual price of shares purchased under the Plan will depend on the market price of our shares on the dividend investment date.
(2) The proceeds to the issuer are subject to a maximum limitation so that the aggregate consideration that we receive for all securities sold pursuant to this offering, and for the sale of any other securities, which we are required to integrate with this offering under the rules of the Securities and Exchange Commission, shall not exceed $5.0 million in any 12 month period. As of the date of this offering circular, we have sold 91,852 shares under the Plan and received gross proceeds of $1,757,286 for securities sold pursuant to this offering.
(3) There are no underwriters in connection with the Plan.
(4) Does not include expenses of the Plan incurred and paid by us since implementation of the Plan in the amount of approximately $313,213.

Investment in our common stock involves risk. See "Risk Factors," beginning on page 3.

The United States Securities and Exchange Commission (the "Commission") or any state securities regulator does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration.

The securities offered hereby are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this offering circular is March 16, 2012.

Table of Contents

Summary

The following information is a summary of the significant terms of the Plan. You should carefully read this offering circular and the consolidated financial statements and the notes thereto, to understand fully the terms of the Plan, as well as the other considerations that are important to you in making a decision about whether to participate in the Plan. You should pay special attention to the "Risk Factors" section of this offering circular to determine whether participation in the Plan is appropriate for you. As used in this offering circular, "we," "us" and "our" refer to Delhi Bank Corp. and our wholly owned subsidiary, The Delaware National Bank of Delhi (referred to herein as The Delaware National Bank), depending on the context.

The Companies

Delhi Bank Corp.
124 Main Street
Delhi, New York 13753
(607) 746-0700

We are a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank. Our primary business is that of The Delaware National Bank.

The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0700

The Delaware National Bank, a national bank, opened for business in 1865. We are a full-service commercial bank. We attract deposits from the general public and use those funds to originate one- to four-family residential mortgage loans and commercial real estate mortgage loans, commercial loans and consumer loans in Delaware County, New York. Additionally, we provide trust services through The Delaware National Bank's trust department. The Delaware National Bank currently operates out of its offices in Delhi, New York, Margaretville, New York, Davenport, New York and Hobart, New York.

The Dividend Reinvestment and Optional Cash Purchase Plan

Securities Offered

Up to $4.48 million in aggregate principal amount of Delhi Bank Corp. common stock, par value $1.00 or a total of 174,000 shares, as adjusted for the three-for-two stock splits of the Delhi Bank Corp. common stock, paid on March 21, 2006 and December 30, 2009. To date we have sold 91,852 shares under the Plan for gross proceeds of $1,757,286.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering shares of our common stock through participation in the Plan. In order to participate in the Plan, you must be a stockholder of the Company and a resident of one of the following states: Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington.

Administration of the Plan

The Delaware National Bank, a wholly owned subsidiary of Delhi Bank Corp., will administer the Plan.

Eligibility

All holders of record of at least one (1) whole share of our common stock who are residents of Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Mexico, New Jersey, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan.

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Participation	Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the Authorization Form and return it to us. It is important that you read carefully *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan."*
Reinvestment Dividends	Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date.
Dividend Investment Date	The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.
Optional Purchases	Any optional cash payment you wish to make must not be less than $25 per investment nor may your payments total more than $5,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date, which is the same date as the dividend payment date. You need not participate in the reinvestment option to make optional cash payments.
Source of Common Stock Purchased Under the Plan	Shares of common stock will be purchased directly from Delhi Bank Corp. and will be either authorized but unissued shares or shares held in treasury of Delhi Bank Corp. To date, all shares purchased under the Plan have been from shares held in our treasury.
Price of Common Stock Purchased Under the Plan	The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date.
Certificates for Shares Held Under the Plan	The Plan Administrator will hold all shares purchased for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.
Termination of Participation	Plan participants may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect. If you cease to be a stockholder of Delhi Bank Corp., you will no longer be eligible to participate in the Plan.

Risk Factors

An investment in our common stock involves a high degree of risk, including the possible loss of principal invested. You should carefully consider the following risk factors, in addition to the information contained elsewhere in this offering circular, before investing in our common stock.

Risks Related to Our Business

Our commercial real estate loan portfolio may expose us to increased lending risks.

At December 31, 2011, $17.6 million, or 21.5%, of our loan portfolio consisted of commercial real estate loans. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, since such loans generally entail greater credit risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, our commercial real estate loan borrowers may have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce profits. The primary source of our income is the differential or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. As prevailing interest rates change, net interest spreads are affected by the difference between the maturities and re-pricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. An increase in the general level of interest rates may also adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially adversely affect our net interest spread, asset quality, loan origination volume and overall profitability.

Because most of our borrowers are located in Delaware County, New York, a downturn in the local economy or a decline in local real estate values could cause increases in nonperforming loans, which could hurt our profits.

A majority of our loans are secured by real estate or made to businesses in Delaware County, New York. As a result of this concentration, a downturn in the local economy could cause increases in nonperforming loans, which could hurt our profits. A sharp decline in real estate values could cause some of our mortgage loans to become inadequately collateralized, which would expose us to a greater risk of loss. Additionally, a decline in the economy of Delaware County could have a material adverse effect on our business, including the demand for new loans, refinancing activity, the ability of borrowers to repay outstanding loans and the value of loan collateral, and could adversely affect our asset quality and net income.

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

Our business activities and earnings are affected by general business conditions in the United States and in our local market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets, and the

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strength of the economy in the United States generally and in our market area in particular. The national economy has recently experienced a recession, with rising unemployment levels, declines in real estate values and erosion in consumer confidence. Dramatic declines in the U.S. housing market over the past few years, with falling home prices and increasing foreclosures, have negatively affected the credit performance of mortgage loans and resulted in significant write-downs of asset values by many financial institutions. Our local economy has mirrored the overall economy. A return of recessionary conditions or a more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Most of our loans are secured by real estate or made to businesses within Delaware County, New York. As a result of this concentration, a return of recessionary conditions or a more severe downturn in the local economy could result in significant increases in nonperforming loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would hurt our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which would negatively impact our revenues.

Our allowance for loan losses may not be sufficient to cover actual loan losses which could adversely impact our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. Our allowance for loan losses at December 31, 2011 may not be sufficient to cover future loan losses. A large loss or series of losses could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators periodically review our allowance for loans losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any significant increase in our allowance for loan losses or loan charge-offs that may be required by these regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates could reduce our net interest income and earnings.

Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our net interest spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our net interest spread and, as a result, our net interest income and net interest margin. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the "yield curve"—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Increased and/or special FDIC assessments will hurt our earnings.

The recent economic recession has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $83,500. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $828,721. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board, with respect to the Company, the Office of the Comptroller of the Currency, our chartering authority and by the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. In addition to governmental supervision and regulation, we will be subject to changes in federal and state laws, including changes in tax laws applicable to real estate investment trusts, which could affect our net operating results.

Recently enacted regulatory reform may have a material impact on our operations.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructured the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision was merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Board of Governors of the Federal Reserve System. Also included is the creation of a new federal agency to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions, such as the Bank, will be reduced as well, and State Attorneys General will have greater authority to bring a suit against a federally chartered institution for violations of certain state and federal consumer protection laws. The Dodd-Frank Act also imposes consolidated capital requirements on savings and loan holding companies effective in five years. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

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In addition to the enactment of the Dodd-Frank Act, the federal regulatory agencies recently have begun to take stronger supervisory actions against financial institutions that have experienced increased loan losses and other weaknesses as a result of the current economic crisis. The actions include the entering into of written agreements and cease and desist orders that place certain limitations on their operations. Federal bank regulators recently have also been using with more frequency their ability to impose individual minimal capital requirements on banks, which requirements may be higher than those imposed under the Dodd-Frank Act or which would otherwise qualify the bank as being "well capitalized" under the Office of the Comptroller of the Currency's prompt corrective action regulations. If we were to become subject to a supervisory agreement or higher individual capital requirements, such action may have a negative impact on our ability to execute our business plan, as well as our ability to grow, pay dividends or engage in mergers and acquisitions and could result in restrictions in our operations.

Risks Related to This Offering

Issuance of shares to fund the Plan may dilute your ownership interest.

The Plan allows us to issue authorized but unissued shares to fund the Plan. The issuance by us of authorized but unissued shares pursuant to the Plan will increase the number of shares outstanding. Consequently, any increase in the number of shares outstanding pursuant to the Plan will result in a dilution of the proportionate voting rights of current stockholders and net income per share and stockholders' equity per share will decrease as a result of the additional shares outstanding. If shares are purchased in the open market by an outside administrator, there will be no dilutive effect on our stockholders. Since the inception of the Plan in August 2003, we have issued 68,052 shares, as adjusted to reflect the December 30, 2009 three-for-two stock split, from our treasury shares to fund the Plan.

There is a limited market for our common stock, which may negatively affect the market price.

Our common stock is currently quoted on the Pink Sheets Electronic Quotation Service. Purchases and sales of our common stock are being processed by the brokerage firm of Raymond James Financial, Inc., which has agreed to be a market maker for our common stock. There is no guarantee that there will continue to be a market for our common stock. You may not be able to sell all of your shares of our common stock on short notice and the sale of a large number of shares at one time could temporarily depress the market price. There may also be a wide spread between bid and asked price for the common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

We cannot guarantee future payment of dividends.

As a bank holding company, our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. In 2011, we declared dividends of $0.59 per share. It is the Board of Directors' present intention to continue our current dividend payment policy. There is no assurance that we will continue to pay dividends in the future or that the amount of such dividends, if paid, will equal or exceed past dividends. The payment of future dividends will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends.

The Federal Reserve Board has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall financial condition. Regulatory guidance provides for prior regulatory review of capital distributions in certain circumstances such as where a company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate of earnings retention is not consistent with the company's capital needs and overall financial condition. The ability of a holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends.

Because our common stock is not registered under the Securities Exchange Act of 1934, as amended, there is less public information about Delhi Bank Corp. available as compared to companies whose securities are registered.

We are not a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), and are therefore not required to file periodic reports which contain detailed financial and other information, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other reports. We are not required to provide our stockholders with a proxy statement in compliance with Schedule 14A under the Exchange Act. As a result, there may not be current information available to the public upon which investors may base decisions to buy and sell our common stock.

In the future, if we have more than 500 holders of record of our common stock, we would be required to register the common stock under the Exchange Act and provide audited annual financial statements, quarterly summary financial statements, an annual report to stockholders and a proxy statement in compliance with the Exchange Act. As of December 31, 2011, we had 404 record holders of our common stock. Eligibility to participate in the Plan is limited to current stockholders residing in the States of Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington. Accordingly, we do not believe that our record holders will exceed 500 as a result of participation in the Plan or at any time in the foreseeable future. The proposed Private Company Flexibility and Growth Act is currently pending and would increase the record holder threshold to 2,000 in the event it becomes law.

No interest will be paid on optional cash payments.

No interest is paid on your optional cash payments pending their investment in our common stock.

Delhi Bank Corp.
Dividend Reinvestment and
Optional Cash Purchase Plan

On April 17, 2003, our Board of Directors voted to adopt this Plan under which authorized but unissued shares of Delhi Bank Corp.'s common stock are available for issuance and sale to our stockholders who reside in the State of New York, as well as certain additional states. The Plan was amended on February 28, 2006, March 13, 2007, March 11, 2008, February 24, 2010, February 16, 2011 and March 14, 2012. Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this offering circular.

PURPOSE

1. What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of Delhi Bank Corp. common stock by reinvesting cash dividends and making optional cash payments. We expect that generally all Plan purchases will be directly from Delhi Bank Corp., either through original issue shares or shares we have reacquired and hold as treasury shares. To the extent that such additional shares are purchased directly from Delhi Bank Corp., we will receive additional funds to be used for general corporate purposes.

2. What are the advantages of the Plan?

(a)   The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of common stock in additional shares of Delhi Bank Corp.'s common stock.

(b)   No brokerage commissions or service charges are paid by participants in connection with any purchase of shares made under the Plan, unless such shares are purchased through open market purchases.

(c)   All cash dividends paid on participants' shares can be fully invested in additional shares of Delhi Bank Corp. common stock because the Plan permits fractional shares to be credited to Plan accounts. Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

(d)   Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

ADMINISTRATION

3.   Who administers the Plan?

The Delaware National Bank of Delhi (the "Bank"), a wholly owned subsidiary of Delhi Bank Corp., acts as the stock transfer agent for Delhi Bank Corp., and will administer the Plan. The Delaware National Bank, as Plan Administrator, will receive and invest your cash contributions, maintain your Plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the Plan Administrator by mail or telephone at the address and telephone number set forth in Question 37.

ELIGIBILITY

4.   Who is eligible to participate in the Plan?

All holders of record of at least one (1) whole share of Delhi Bank Corp. common stock who are residents of the States of Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Maryland, Massachusetts, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Texas, Vermont, Virginia and Washington are eligible to participate in the Plan. If the shares you hold are in your own name, you may participate directly in the Plan. If your stock is registered in another party's name (*e.g.*, in a broker's "street name" or in the name of a bank nominee), you must become a stockholder of record by having the shares transferred into your name. Shares held in the name of a broker or bank nominee are not eligible for reinvestment under the Plan. Stockholders who reside in jurisdictions other than those set forth above are not eligible to participate in the Plan.

PARTICIPATION

5.   How does an eligible stockholder participate?

Participation in the Plan is entirely voluntary. To participate in the Plan, a stockholder must complete the enclosed Authorization Form and return it to us in the envelope provided. Additional copies of the Authorization Form will be provided from time to time to the holders of Delhi Bank Corp.'s common stock, and you may obtain one at any time by writing to Delhi Bank Corp. Dividend Reinvestment Plan, The Delaware National Bank of Delhi, 124 Main Street, Delhi, New York 13753.

If your shares of common stock are registered in multiple accounts, you should complete an Authorization Form for each account.

The Plan Administrator must receive a properly completed Authorization Form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan. Those stockholders

who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all stockholders.

6.   When may an eligible stockholder join the Plan?

You may join the Plan at any time assuming your shares are registered in your name and you are a resident of the states set forth above in Question 4. If the Authorization Form is received by the Plan Administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

7.   What are the options that the Authorization Form provides?

The Authorization Form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- **"Dividend Reinvestment"** permits you to reinvest dividends on all shares of Delhi Bank Corp. common stock, currently owned or subsequently registered in your name, in additional shares of common stock in accordance with the Plan.

- **"Optional Cash Purchases"** permits you to make optional cash purchases of additional shares of Delhi Bank Corp. common stock in accordance with the Plan, whether or not your dividends are being reinvested.

8.   May I have dividends reinvested under the Plan with respect to less than all of the shares of Delhi Bank Corp. common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Delhi Bank Corp. common stock registered in your name.

9.   How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised Authorization Form and returning it to the Plan Administrator, or by submitting a written request to the Plan Administrator as set forth in the response to Question 5. Any notification of a change that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

REINVESTMENT OF DIVIDENDS

10.   When will dividends be reinvested?

In a month in which a regular cash dividend is paid on the common stock, the dividend investment date for the regular dividend on our common stock is the dividend payment date. In any case, if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Shares purchased directly from Delhi Bank Corp. with reinvested dividends will be purchased on the dividend investment date. In the event sufficient shares of our stock are available in the open market and we appoint an outside administrator for the Plan, shares for the Plan may be purchased on the open market. Purchases on the open market will begin on the dividend investment date and will be completed no later than thirty (30) days from that date, except where completion at a later date is necessary or advisable under any applicable federal securities laws. If open market purchases cannot be completed within thirty (30) days, shares will be purchased directly from Delhi Bank Corp. Open market purchases may be made in the market, or by negotiated transactions and may be subject to such terms with respect to price, delivery, and other terms as to which the outside Plan Administrator may agree. In the event we appoint an outside Plan Administrator, neither we nor any participant shall have any

authority or power to direct the time or price at which shares in the market may be purchased, or the selection of the broker or dealer through or from whom purchases are to be made.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the Plan Administrator at least five (5) business days before the dividend record date for the related dividend payment.

OPTIONAL PURCHASES

11. What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25 per investment nor may your payments for any one account total more than $5,000 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $5,000 or are less than $25. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the Plan Administrator no later than ten (10) calendar days, but no more than thirty (30) calendar days, prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Delaware National Bank of Delhi as is discussed in Question 12.

If the Plan Administrator is unable to process your optional cash payments within thirty (30) calendar days of the dividend payment date, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment in our common stock.

12. How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the Plan Administrator will apply any optional cash payments received from you to the purchase of shares of Delhi Bank Corp. common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the Plan Administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make an optional cash payment by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at The Delaware National Bank of Delhi, subject to the time periods during which such optional cash payments can be made. See Question 11.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, travelers' checks, money orders or third party checks for optional cash payments. Checks should be made payable to Delhi Bank Corp. No interest will be paid on optional cash payments.

For an individual funds transfer, your bank account at The Delaware National Bank of Delhi will be debited the next business day following receipt of your request. For automatic quarterly electronic funds transfers, your bank account at The Delaware National Bank of Delhi is debited on the dividend payment date, which is usually the fifteenth (15th) day after the end of the quarter or, if that day is not a business day, the next business day following such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize electronic funds transfers from your bank account at The Delaware National Bank of Delhi, complete and sign the automatic funds transfer section of the Authorization Form and return it to the Plan Administrator together with a voided blank check or deposit slip for the account from which funds are to be transferred. Your automatic funds transfers will begin as soon as practicable after we receive the Plan automatic funds transfer section. You may change the amount of your quarterly transfer or terminate your quarterly transfer

altogether by writing to the Plan Administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the Plan Administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Delaware National Bank of Delhi may be obtained by contacting the Plan Administrator by any of the methods as set forth in the response to Question 37.

13. **When will optional cash payments received by the Plan Administrator be invested and can they be returned to the participant upon request?**

Optional cash payments will be invested on the dividend investment date. The dividend investment date, with respect to shares purchased from Delhi Bank Corp., will be the dividend payment date. In the event we appoint an outside Plan Administrator and purchases to fund the Plan are made in the open market, shares will be purchased, as soon as practicable after the dividend investment date, as determined by the outside Plan Administrator. No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the Plan Administrator no later than five (5) business days prior to the dividend investment date.

14. **Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?**

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

15. **What if your payment is returned for insufficient funds?**

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the Plan Administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The Plan Administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Plan Administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $25 will be charged for any checks returned for insufficient funds. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

SHARES PURCHASED FOR PARTICIPANTS

16. **What is the source of common stock purchased under the Plan?**

Shares of common stock will be purchased directly from Delhi Bank Corp., and will be either authorized but unissued shares or shares held in the treasury of Delhi Bank Corp. In the event that The Delaware National Bank ceases to administer the Plan on our behalf and we appoint an outside administrator, we may purchase shares from existing stockholders or in the open market, if sufficient shares are available for purchase in the open market.

17. **How many shares of Delhi Bank Corp. common stock will be purchased for participants?**

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of the common stock. Your plan account will be credited with that number of shares, including

fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases, see Question 11.

18. What will be the price of shares of Delhi Bank Corp. common stock purchased under the Plan?

The price of shares of Delhi Bank Corp. common stock purchased from us will be equal to the average of the high and low sales prices for our common stock as quoted on the Pink Sheets Electronic Quotation Service for the four (4) weeks preceding the applicable dividend investment date. If there is no trading in our common stock on the Pink Sheets Electronic Quotation Service for a substantial amount of time at the time of any dividend investment date, Delhi Bank Corp. will determine the market price based on market quotations it deems appropriate.

19. Could the Plan have a dilutive effect on Delhi Bank Corp.'s stockholders?

Yes. The issuance of authorized but unissued shares by Delhi Bank Corp. under the Plan or the purchase of shares of our common stock held in the treasury of Delhi Bank Corp. will dilute the voting interests of existing stockholders and net income per share and stockholders' equity per share will decrease. If shares for the Plan are purchased in the open market by an outside plan administrator, there will be no dilutive effect on Delhi Bank Corp.'s stockholders. To date, all shares purchased under the Plan have been purchased directly from Delhi Bank Corp.

DIVIDENDS ON SHARES HELD IN THE PLAN

20. May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of Delhi Bank Corp. common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below. See Question 25.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

COSTS

21. Are there any costs to me associated with purchases under the Plan?

No. Delhi Bank Corp. pays all administration costs of the Dividend Reinvestment and Optional Cash Purchase Plan. You are not charged brokerage commissions, service charges or other fees in connection with the purchase of shares of common stock under the Plan, unless shares purchased under the Plan are purchased through open market purchases, in which case you will pay prorated brokerage commissions charged for such purchases.

REPORTS TO PARTICIPANTS

22. If I participate, what information will I receive concerning my purchases of stock under the Plan?

You will receive a quarterly statement of your Plan account. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable), and any brokerage fees charged for your respective transactions during the period.

As a registered stockholder, you will also receive copies of Delhi Bank Corp. Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

CERTIFICATES FOR SHARES HELD UNDER THE PLAN

23.   Will I receive stock certificates for shares of Delhi Bank Corp. common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you. The Plan Administrator will hold all shares purchased for the benefit of Plan participants in non-certificated (book-entry) form. Your Plan account statement will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued within 30 days of receipt of your written request or of your withdrawal from the Plan, if so requested. If you do not request certificates for your shares, the Plan Administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

SAFEKEEPING OF SHARES

24.   May a participant deposit certificates of Delhi Bank Corp. common stock with the Plan Administrator?

We do not offer safekeeping services for certificates of our common stock. However, you may send your certificates for your shares of Delhi Bank Corp. common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the Plan Administrator at the address set forth in Question 37. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

TERMINATION OF PARTICIPATION

25.   How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the Plan Administrator in writing to that effect at the address specified in Question 37.

If the Plan Administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the Plan Administrator prior to the request to terminate will be invested in Delhi Bank Corp. common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the Plan Administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in your name in such form. If requested, we will send you a check in the amount equal to the value of any fractional shares, based upon the market price of Delhi Bank Corp. common stock as determined as set forth in Question 18. You may request certificates for your shares of Delhi Bank Corp. common stock which are held in book-entry form by following the procedure described in Question 23. Certificates representing fractional shares will not be issued.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an Authorization Form in the manner specified in Question 5. However, we and the Plan Administrator reserve the right to reject any Authorization Form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

26. What happens to my Plan accounts if I transfer and sell all the Delhi Bank Corp. stock held in my name?

If you cease to be a stockholder of Delhi Bank Corp., you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the Plan Administrator a new Authorization Form to enroll in the Plan.

ADDITIONAL INFORMATION

27. What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by Delhi Bank Corp. on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our stockholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of Delhi Bank Corp. common stock purchased will be placed in your account.

28. May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

29. How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale. For instructions on how to obtain a stock certificate, see Question 23.

30. How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the Plan Administrator at the address specified in Question 37 to submit your request.

To obtain instructions for transferring your shares, please follow the steps described below:

Call the telephone number listed in Question 37 and request that Delhi Bank Corp. send you transfer instructions. Once received, provide the full new name, address and taxpayer identification (or social security) number of the new owner on the Transfer of Ownership Form.

The completed form should be sent to Delhi Bank Corp. at the address provided in Question 37. If you are sending transfer instructions along with your certificates, you should send them by registered mail, return receipt requested. All participants in the existing Plan account must sign the instructions, and their signatures must be authenticated with a Medallion Signature Guarantee as described in the instructions.

31. How will my shares held under the Plan be voted at meetings of stockholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of full shares held may be voted in person at the stockholders' meeting in accordance with instructions contained in our proxy statement.

If a proxy card is returned properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to stockholders who are not participating in the Plan and who return properly signed proxy cards and who do not provide voting instructions. If the proxy card is not returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

32. What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Delhi Bank Corp. common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Delhi Bank Corp. common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of the common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

33. What is the responsibility of Delhi Bank Corp. and the Plan Administrator?

Delhi Bank Corp. and the Plan Administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

34. Who bears the risk of market price fluctuations in the common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in shares of Delhi Bank Corp. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. Delhi Bank Corp. cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

35. May the Plan be changed or discontinued?

Although Delhi Bank Corp. anticipates maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by the Board of Directors of Delhi Bank Corp. without the approval of the participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your individual participation in the Plan at any time by written notice. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the Plan Administrator will maintain your shares of Delhi Bank Corp. common stock held in the Plan in book-entry form and send you a check for any fractional shares.

36. How are the Plan materials and the terms and conditions to be interpreted?

Delhi Bank Corp. and the Plan Administrator will determine all issues of interpretation of the provisions set forth in this Plan.

37. Where should I direct correspondence regarding the Plan?

You may contact the Plan Administrator by mail or telephone at:

Delhi Bank Corp. Dividend Reinvestment Plan
c/o The Delaware National Bank of Delhi
124 Main Street
Delhi, New York 13753
(607) 746-0740

A Warning About Forward-Looking Statements

This offering circular contains forward-looking statements, which can be identified by the use of words such as "believes," "expects," "anticipates," "estimates" or similar expressions. Forward-looking statements include:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

- general economic conditions, either nationally or in our market area, that are worse than expected;

- changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

- increased competitive pressures among financial services companies;

- changes in consumer spending, borrowing and savings habits;

- legislative or regulatory changes that adversely affect our business;

- adverse changes in the securities markets; and

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this offering circular and in other public statements we make may turn out to be wrong because of inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Financial and Other Data

The summary financial data presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in connection with the financial statements and notes thereto beginning on page F-1 of this offering circular. The information at December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 is derived in part from the audited financial statements that appear in this offering circular. Operating results for the periods shown are not necessarily indicative of the results that may be expected for any future period.

	At December 31,	
	2011	2010
Financial Condition Data:		
Assets:		
Cash and due from banks	$ 10,986,631	$3,912,198
Interest-bearing deposits with banks	1,095,000	5,527,000
Available for sale securities	123,546,878	87,231,994
Held to maturity securities	9,785,557	7,185,577
Restricted equity securities	312,400	438,800
Loans receivable, net	81,111,235	77,246,865
Premises and equipment, net	3,291,518	3,539,651
Bank owned life insurance	5,940,547	5,726,093
Other assets	2,276,770	3,329,159
Total assets	$238,346,536	$194,137,337
Liabilities and Stockholders' Equity:		
Liabilities		
Deposits:		
Noninterest-bearing	$ 28,371,542	$27,302,697
Interest-bearing	183,310,336	142,254,709
Total deposits	211,681,878	169,557,406
Borrowed funds	—	1,727,601
Capital lease obligation	287,085	296,878
Other liabilities	3,392,962	3,001,150
Total liabilities	$215,361,925	174,583,035
Stockholders' Equity:		
Common stock, $1.00 par value: 5,000,000 shares authorized; 1,559,250 shares issued	$ 1,559,250	$1,559,250
Additional paid-in capital	1,079,665	860,796
Retained earnings	19,764,056	18,945,097
Accumulated other comprehensive income	2,422,658	438,871
Treasury stock, at cost, 121,141 shares in 2011 and 149,214 shares in 2010	(1,841,018)	(2,249,712)
Total stockholders' equity	22,984,611	19,554,302
Total liabilities and stockholders' equity	$238,346,536	$194,137,337

	At December 31,	
	2011	2010
Operating Data:		
Interest and Dividend Income:		
Interest and fees on loans	$4,541,855	$4,493,751
Investments:		
Taxable	2,698,094	2,351,371
Tax-exempt	1,343,237	1,089,123
Dividends	17,580	28,694
Total interest income	8,600,766	7,962,939
Interest Expense:		
Deposits	2,106,969	1,987,002
Borrowed funds and capital lease	83,057	173,084
Total interest expense	2,190,026	2,160,086
Net Interest Income	6,410,740	5,802,853
Provision for Loan Losses	87,500	410,000
Net Interest Income After Provision for Loan Losses	6,323,240	5,392,853
Noninterest Income:		
Service charges and fees	1,281,648	1,265,879
Net gain on sales of securities available for sale	96,714	169,721
Bank owned life insurance income	214,455	215,944
Total noninterest income	1,592,817	1,651,544
Noninterest Expense:		
Salaries and employee benefits	3,218,175	3,021,320
Occupancy	1,203,868	1,090,893
Other	1,658,331	1,545,817
Total noninterest expense	6,080,374	5,658,030
Income Before Provision for Income Taxes	1,835,683	1,386,367
Provision (Benefit) for Income Taxes	171,191	(72,143)
Net income	$1,664,492	$1,458,510
Capital Ratios:		
Leverage ratio – consolidated	9.25%	9.94%
Tier 1 risk weighted capital – Bank only	23.52	22.41
Total risk weighted capital – Bank only	24.47	23.54
Per Share Data:		
Earnings per share	$1.17	$1.04
Dividends per share	0.59	0.57
Asset Quality Ratios:		
Allowance for loan losses as a percentage of total loans	.96%	1.20%
Allowance for loan losses as a percentage of nonperforming loans	166.80	148.74
Nonperforming loans as a percentage of total loans	0.60	0.81
Nonperforming loans as a percentage of total assets	0.20	0.32
Performance Ratios:		
Return on average total assets	0.75%	0.76%
Return on average equity	7.87	7.27
Interest rate spread	2.94	3.05
Net interest margin	3.16	3.32
Dividend payout ratio	50.80	54.78

Our Business

General

Delhi Bank Corp. is a registered bank holding company, which owns 100% of the outstanding capital stock of The Delaware National Bank of Delhi. We were incorporated under the laws of the State of New York in December 1994 for the purpose of serving as The Delaware National Bank's holding company. The holding company structure provides flexibility for growth through expansion of our businesses and access to varied capital raising operations. Our primary business activity consists of ownership of all of the outstanding stock of The Delaware National Bank. As of December 31, 2011, we had 404 stockholders of record.

The Delaware National Bank is a national bank which converted from a New York chartered bank in 1865. The Delaware National Bank operates a full-service commercial and consumer banking business in Delaware County, New York. The Delaware National Bank originates one- to four-family residential real estate and commercial real estate mortgage loans, residential construction loans, and secured and unsecured commercial and consumer loans. We do not make subprime loans. We also finance commercial transactions and offer revolving credit loans, small business loans and student loans. The Delaware National Bank offers a variety of deposit products, including demand and savings deposits, regular savings accounts, investment certificates, fixed-rate certificates of deposit and club accounts. The Delaware National Bank also has a full-service trust department. The Delaware National Bank offers an enhanced delivery system option of telephone banking and Internet banking. Other services include safe deposit facilities, travelers' checks, money orders, wire transfers, drive-through facilities, 24-hour depositories and ATMs.

Delaware National Realty Corp., a wholly owned subsidiary of The Delaware National Bank, is a real estate investment trust, which was incorporated in the State of New York on July 5, 2002 for the purpose of investing in real estate mortgage portfolios. On that date, The Delaware National Bank transferred to Delaware National Realty Corp. certain one- to four-family residential mortgage loans and mortgage-backed securities. In return, The Delaware National Bank received shares of common and preferred stock of Delaware National Realty Corp. At December 31, 2011, Delaware National Realty Corp. had total assets of $24.5 million.

The Delaware National Bank's telephone number is (607) 746-0700. The Delaware National Bank's website is www.dnbd.net. Information on The Delaware National Bank's website should not be considered part of this offering circular.

Market Area and Competition

We consider Delaware County, New York to be the Bank's primary market area for lending and deposit activities, with secondary concentrations of business activity in neighboring adjoining counties. Delaware County is not part of a metropolitan statistical area, and is mostly rural in nature, containing employment in a variety of economic sectors.

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the financial institutions operating in our market area. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

Lending Activities

One- to Four-Family Residential Loans. We offer both fixed-rate and adjustable-rate one- to four-family residential mortgage loans. We do not engage in subprime lending. We also offer home equity lines of credit.

Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate loans. The relative amount of fixed-rate and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We will generally make mortgage loans with loan-to-value ratios up to 85%. We require all properties securing mortgage loans to be appraised by a Board-approved independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

Commercial and Multi-Family Real Estate Loans. We originate loans secured by a variety of commercial and multi-family real estate located in our market area. In reaching a decision on whether to make a commercial or multi-family real estate loan, we consider and review a cash flow analysis of the borrower and consider the net operating income of the borrower's business or the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We generally require that the borrowers have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.2. In some circumstances, loans are also collateralized by business assets, assignments of leases or the business owner's primary residence. We may also require personal guarantees. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials. In order to monitor these loans, we generally require the borrower and, in some cases, the business owner to provide annual financial statements and/or income tax returns.

Construction and Land Development Loans. We originate loans to finance the construction of residential and commercial properties. We also make loans on vacant land and for land development. Our construction loans generally provide for the payment of interest only during the construction phase. Loans generally can be made with a maximum loan to value ratio of 75% and generally do not exceed a term of one year. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

Commercial and Agricultural Loans. We make commercial business and agricultural loans on a secured and unsecured basis. When making such loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral.

Consumer Loans. Our consumer loans consist of credit cards, automobile loans, mobile homes, personal loans and overdraft protection loans. The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. We generally require that borrowers have a debt to income ratio of no more than 40%. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment

required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow. Payments on loans secured by investment properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a loan having a value which is insufficiently collateralized. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial and Agricultural Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial and agricultural loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of our mortgage loan originations are existing customers, walk-in traffic, referrals from customers and advertising. Commercial, agricultural and consumer loans are generated primarily through the efforts of our loan officers.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. All loans are reviewed by the Board of Directors on a monthly basis. The Board of Directors has granted loan approval authority to certain officers up to prescribed limits, based on the officer's experience and tenure. Loans over certain specified amounts are approved either by the Loan Committee or by the Board of Directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower's related entities is generally limited, by internal policy, to 12% of our Tier 1 capital and reserves which was $21.1 million at December 31, 2011. At December 31, 2011, our regulatory limit on loans to one borrower was $2.5

million. At that date, our largest lending relationship was $1.9 million and was secured by certificates of deposit, inventory, accounts receivable and equipment. This loan was performing in accordance with its original terms at December 31, 2011.

Loan Commitments. We issue commitments for fixed-rate and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 90 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. We also are required to maintain an investment in Federal Home Loan Bank of New York stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to maximize portfolio yield over the long-term. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The Chief Executive Officer and President is responsible for implementation of the investment policy. Our Board of Directors reviews the status of our investment portfolio on a monthly basis, or more frequently, if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of New York. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), savings accounts, club accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits. From time to time we promote various accounts in an effort to increase deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be towards the top of the local market for rates on selected types of deposit products.

Borrowings. We utilize advances from the Federal Home Loan Bank of New York to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the Federal Home Loan Bank's assessment of the institution's creditworthiness. We also maintain an advance credit facility agreement with another financial institution in the amount of $1.0 million.

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Trust Services

The trust department of The Delaware National Bank provides fiduciary services and investment management and retirement services to individuals, partnerships, corporations and institutions. Additionally, the Bank acts as guardian, conservator, executor or trustee under various trusts, wills and other agreements. The Bank has implemented comprehensive policies governing the practices and procedures of the trust department, including policies relating to investment of trust property, maintaining confidentiality of trust records, avoiding conflicts of interest and maintaining impartiality. At December 31, 2011, trust assets under administration were $28.2 million, consisting of 327 accounts.

Personnel

As of December 31, 2011, we had 50 full-time employees and 4 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is very good.

Properties

Our main and executive offices are located at 124 Main Street, Delhi, New York. An additional facility is located at 121 Main Street, Delhi, New York consisting of a computer center and a drive-through facility. Each of these buildings are owned by The Delaware National Bank. The Delaware National Bank also has full-service branch offices located in Margaretville, New York, Davenport, New York and Hobart, New York. In addition, The Delaware National Bank owns and operates six ATM facilities, including one located at The Delaware National Bank's main office, one located in its Margaretville branch, one located in its Davenport branch, one located in its Hobart branch, one located at Price Chopper Plaza in Delhi, New York, and one located on the campus of SUNY College of Technology at Delhi, Delhi, New York.

Legal Proceedings

Periodically, there have been various claims and lawsuits involving The Delaware National Bank, such as claims to enforce liens, condemnation proceedings on properties in which The Delaware National Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to The Delaware National Bank's business. The Delaware National Bank is not a party to any pending legal proceedings that it believes would have a material adverse effect on the financial condition or operations of The Delaware National Bank.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read the discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this offering circular.

Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include one- to four-family residential loans, commercial real estate loans, commercial, financial and agricultural loans and consumer and home equity loans. We also maintain an investment portfolio consisting primarily of state and local government obligations and mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of New York.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income. See *"Risk Factors—Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance."*

A secondary source of income is non interest income, which is revenue that we receive from providing products and services. The majority of our non interest income generally comes from service charges (mostly from service charges on deposit accounts) and increases in the value of bank-owned life insurance. In some years we recognize income from the sale of securities and real estate owned.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy expenses, data processing expenses and other miscellaneous expenses, such as office supplies, telephone, postage, advertising and professional services.

Our largest noninterest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

FDIC assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. The FDIC imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (as of June 30, 2009), capped at ten basis points of an institution's deposit assessment base, in order to cover losses to the Deposit Insurance Fund. Our special assessment amounted to $83,500 in 2009. In lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. Accordingly, an additional prepaid assessment of $828,721 was paid to cover such assessments.

Balance Sheet Analysis

General. At December 31, 2011, Delhi Bank Corp. had total consolidated assets of $238.3 million, an increase of 22.8% from total consolidated assets of $194.1 million at December 31, 2010. This increase in total consolidated assets was due primarily to an increase of U.S. Government agencies securities available for sale. The increase in the investment in U.S. Government agencies securities available for sale is primarily the result of deposit growth outpacing loan demand. Interest-bearing deposits increased $41.0 million to $183.3 million, or 28.9%, at December 31, 2011 and advances from the Federal Home Loan Bank and correspondent banks and other borrowed funds including the capitalized lease obligation decreased $1.7 million, or 85.8%, to $0.3 million at December 31, 2011. Cash and due from banks at December 31, 2011, totaled $11.0 million, an increase of $7.1 million, or 182.1%, compared to $3.9 million at December 31, 2010. Available for sale securities increased $36.3 million in 2011 to $123.5 million, or 41.6%, from $87.2 million in 2010. Held to maturity securities at December 31, 2011 totaled $9.8 million, an increase of $2.6 million, or 36.1%, compared to $7.2 million at December 31, 2010.

Total liabilities increased from $174.6 million at December 31, 2010 to $215.4 million at December 31, 2011, an increase of $40.8 million, due primarily to growth in interest bearing deposits. The growth in interest bearing deposits is primarily the result of the Bank continuing to offer premium interest rates on savings accounts and certain time deposits. Borrowed funds including the capitalized lease obligation and advances were $0.3 million at December 31, 2011 compared to $2.0 million at December 31, 2010. Other liabilities, which is primarily comprised of deferred income taxes on the available for sale portfolio and deferred compensation, increased by approximately $391,000, as a result of the increase in the value of the available for sale portfolio. Total stockholders' equity increased from $19.6 million for the year ended December 31, 2010 to $23.0 million at December 31, 2011, or 17.3%, due to net income for the year offset by dividends declared and an increase in unrealized gains on our available for sale portfolio.

Loans. The Delaware National Bank offers one- to four-family residential mortgage loans, commercial real estate and multi-family real estate mortgage loans, residential construction loans, financial and agricultural loans and installment and other consumer loans. We do not make subprime loans. The Delaware National Bank offers both adjustable and fixed-rate loans. As of December 31, 2011, The Delaware National Bank's loan portfolio totaled $81.1 million (including net unamortized deferred origination costs and net of loan loss allowances), representing approximately 34.0% of total assets. Approximately 36.7% of our loan portfolio at that date was comprised of fixed-rate residential real estate mortgage loans. Of our real estate mortgages, approximately $20.7 million, or 28.2% were secured by commercial or multifamily real estate.

The increase in our loan portfolio for the year ended December 31, 2011 resulted primarily from increases in our real estate mortgage lending. The decrease in real estate construction loans in 2011 was the result of construction loans converting to permanent real estate mortgages.

The following table sets forth the composition of our loan portfolio by type of loan before deductions (principally unearned discounts and allowance for loan losses) at the dates indicated.

	At December 31,			
	2011		2010	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real Estate:				
Residential	$50,898	62.15%	$47,876	61.24%
Commercial	17,593	21.48	16,453	21.04
Agricultural	4,798	5.87	4,743	6.07
Commercial and Industrial	3,825	4.67	4,424	5.66
Agricultural	175	0.21	309	0.40
Consumer	4,606	5.62	4,377	5.60
Total loans	81,895	100.00%	78,182	100.00%
Less:				
Allowance for loan losses	784		936	
Net loans	$81,111		$77,247	

The table below shows the amount of loans held in our portfolio by categories, net of loans in process and discounts, that mature in the indicated years following December 31, 2011. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below.

Year	Real Estate – Residential	Real Estate – Commercial	Real Estate – Agricultural	Commercial and Industrial	Agricultural	Consumer
	(In thousands)					
Amount due in:						
One year or less	$230	$672	$ —	$868	$46	$1,831
More than one to five years	1,357	2,047	129	1,063	104	2,511
More than five years	49,311	14,874	4,669	1,894	25	264
Total	$50,898	$17,593	$4,798	$3,825	$175	$4,606

Of the aggregate of $3.1 million of loans due after one year after December 31, 2011, $23.7 million, or 30.2% of total loans, have floating or adjustable interest rate features and $54.6 million, or 69.8%, have fixed interest rates.

The following table sets forth at December 31, 2011 the dollar amount of all loans due more than one year after December 31, 2011 which have either fixed interest rates or floating or adjustable rates.

	Fixed-Rate	Floating or Adjustable-Rate
	(Dollars in thousands)	
Real Estate:		
Residential	$31,337	$19,331
Commercial	13,447	3,475
Agricultural	4,798	—
Commercial and Industrial	1,944	1,014
Agricultural	—	129
Consumer	2,775	—
Total loans	$54,301	$23,949

Investments. The Delaware National Bank maintains a securities portfolio. At December 31, 2011, the carrying value of our investment portfolio totaled $133.3 million and represented approximately 55.9% of our total assets. Securities in the portfolio are classified as available for sale or held to maturity based on management's positive intent and ability to hold such securities to maturity.

Mortgage-backed securities and state and local government securities held to maturity at December 31, 2011 totaled $9.8 million, an increase of $2.6 million, or 36.1%, compared to $7.2 million at December 31, 2010. Investment securities increased primarily due to the growth in deposits outpacing loan demand.

The following table sets forth the carrying and fair values of our investment securities and mortgage-backed securities at the dates indicated. The carrying value for available for sale securities is their fair value. The carrying value for held to maturity securities is their amortized cost.

	At December 31,			
	2011		2010	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Available for sale:				
U.S. Government and federal agencies	$ 43,048	$ 44,005	$11,538	$11,529
State and local government obligations	36,829	38,700	38,989	38,719
Mortgage-backed securities	39,564	40,842	35,961	36,984
Total available for sale	119,441	123,547	86,488	87,232
Held to maturity:				
Mortgage-backed securities	4,413	4,594	3,981	4,130
State and local government obligations	5,372	5,479	3,205	3,309
Total held to maturity	9,785	10,073	7,186	7,439
Total securities	$129,226	$133,620	$93,674	$94,671

The table below sets forth certain information regarding the carrying value, weighted-average yields and the earlier of call dates or average lives of our investment debt securities as of December 31, 2011. Average yields are presented on a tax equivalent basis.

	One Year or Less (1)		More than one Year to Five Years (1)		More than Five Years to 10 Years (1)		More than 10 Years (1)		Total	
	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)	Carrying Value	Weighted Average Yield (2)
				(Dollars in thousands)						
Securities:										
Available for sale:										
U.S. Government and federal Agencies	$ 1,658	4.49%	$ 3,797	3.51%	$ 36,442	3.50%	$ 2,108	3.24%	$ 44,005	3.53%
State and local government Obligations	2,089	5.40	11,133	5.43	21,312	5.06	4,166	5.42	38,700	5.23
Corporate debt securities									—	
Mortgage-backed securities	531	4.46	33,235	2.95	6,011	3.33	1,065	4.86	40,842	3.09
Total available for sale	$ 4,278	4.94	$ 48,165	3.58	$ 63,765	4.00	$ 7,339	4.72	$123,547	3.91
Held to maturity:										
Mortgage-backed securities	$ 144	3.91	$ 2,596	3.49	$ 1,384	3.42	$ 289	2.56	$ 4,413	3.42
State and local government obligations	3,998	2.32	1,086	4.76	248	5.97	40	6.91	5,372	3.04
Total held to maturity	$ 4,142	2.37	$ 3,682	3.87	$ 1,632	3.82	$ 329	3.09	$ 9,785	3.20
Total securities	$ 8,420	3.66	$ 51,847	3.60	$ 65,397	4.00	$ 7,668	4.64	$133,332	3.86

(1) The earlier of the call date or average life based upon current prepayment assumptions was utilized in place of contractual maturity dates.
(2) Average yields are stated on a tax-equivalent basis.

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Deposits. Our primary source of funds is our deposit accounts, which are comprised of non interest-bearing accounts, interest-bearing NOW accounts, money market accounts, savings accounts, club accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market area. The Delaware National Bank offers competitive rates for all of its deposit products. We set our interest rates on deposits based on a variety of factors, including rates offered by our competition, our liquidity needs and market interest rates. Current economic conditions and our first full year of operations at the new branch have contributed to the increased deposits. We also consider the rates paid on our deposit accounts to be towards the top of the local market for rates on selected types of deposit products. For information about the deposit insurance per account, see _"Regulation and Supervision—Bank Regulation—Insurance of Deposit Accounts."_

Deposits increased $42.1 million, or 24.8%, to $211.7 million at December 31, 2011 from $169.6 million at December 31, 2010 primarily as a result of increased deposits in savings accounts due to competitive rates offered by The Delaware National Bank. The Delaware National Bank's local deposit market is very competitive, and The Delaware National Bank will at times lose deposits to financial institutions paying the highest and most attractive interest rates and terms. If needed, management believes it can raise The Delaware National Bank's interest rates to attract new funds or retain existing deposits. In addition, The Delaware National Bank has an agreement with the FHLB of New York to provide cash advances, should it need additional funds for loan originations or other purposes.

The following table sets forth deposits for the dates indicated:

	Years Ended December 31,			
	2011		2010	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Noninterest-bearing deposits	$ 28,372	13.4%	$ 27,303	16.1%
Interest-bearing deposits:				
NOW accounts	20,795	9.8	19,460	11.5
Money markets	15,050	7.1	14,012	8.3
Savings	81,997	38.7	50,219	29.6
Time (in excess of $100,000)	24,182	11.4	20,062	11.8
Other time	41,287	19.5	38,501	22.7
Total interest-bearing deposits	183,310	86.6	142,254	83.9
Total deposits	$211,682	100.00%	$169,557	100.0%

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The following table sets forth average deposits by average rates paid for the dates indicated:

| | Years Ended December 31, | | | |
| | 2011 | | 2010 | |
	Average Amount	Average Rate	Average Amount	Average Rate
	(Dollars in thousands)			
Noninterest-bearing deposits	$27,801	—	$ 25,696	—
Interest-bearing deposits:				
NOW accounts	20,055	0.20%	19,205	.20%
Money markets	16,644	0.60	16,843	.70
Savings	68,587	0.94	45,303	1.00
Time (in excess of $100,000)	22,605	1.23	12,715	2.13
Other time	39,907	2.61	44,179	2.50
Total interest-bearing deposits	167,798	1.26	138,245	1.43
Total deposits	195,599	1.08%	$163,941	1.21%

At December 31, 2011, The Delaware National Bank had outstanding $24.1 million in certificates of deposit accounts with balances of $100,000 or more that mature as follows:

Maturity Distribution of Time Deposits of $100,000 or More	Balance
	(In thousands)
Three months or less	$11,304
Over three through twelve months	7,065
Over twelve months	5,685
Total	$24,054

Historically, we retain approximately 95% of maturing certificates of deposit. We currently expect the retention rate of maturing certificates of deposit to stay at approximately the same rate.

Borrowings. We utilize borrowings from the Federal Home Loan Bank of New York and other correspondent banks to supplement our supply of funds for loans and investments. As of December 31, 2011 and December 31, 2010, we had $0 and $1.7 million, respectively, outstanding in correspondent bank and Federal Home Loan Bank advances. The decrease in borrowings in 2011 was primarily the result of the prepayment of outstanding obligations. We incurred an additional borrowing of $287,000 in connection with a capital lease obligation which financed a new branch office in 2010.

Results of Operation for the Years Ended December 31, 2011 and December 31, 2010

Financial Highlights. Net income for the year ended December 31, 2011 was $1.7 million, or $1.17 per share, compared to net income of $1.5 million, or $1.04 per share, for the year ended December 31, 2010.

Net Interest Income. Net interest income increased by $0.6 million, or 10.3%, to $6.4 million for 2011 from $5.8 million in the same period in 2010 primarily due to an increase in interest earned on securities. The net interest rate spread decreased to 2.94% for the year ended December 31, 2011 from 3.05% for the year ended December 31, 2010. The net interest margin decreased to 3.16% for the year ended December 31, 2011 from 3.32% for the year ended December 31, 2010. The decrease in average yields was the result of lower market interest rates.

Total interest income increased to $0.6 million for the year ended December 31, 2011, or 7.5%, from $8.0 million for the year ended December 31, 2010. The increase in interest income was primarily due to an increase in

31

the investment portfolio. Interest income earned on loans was $4.5 million for the year ended December 31, 2011 compared to $4.5 million for the year ended December 31, 2010. Interest income on investment securities increased by $0.6 million for the year ended December 31, 2011, or 17.1%, from 2010 as a result of an increase in the investment portfolio.

Interest expense on interest-bearing deposits was $2.1 million for the year ended December 31, 2011 compared to $2.0 million for the year ended December 31, 2010. Although interest-bearing deposits increased from December 31, 2010 to December 31, 2011, the interest rates paid on those interest-bearing deposits decreased, resulting in little change in the interest expense. Interest expense on Federal Home Loan Bank of New York and correspondent bank borrowings and capital leases decreased in 2011 from $173,084 to $83,057 due to significant paydown of outstanding FHLB advances. The cost of funds decreased in 2011 as compared to 2010 primarily as a result of lower market interest rates.

Provision for Loan Losses. A provision for loan losses is charged to earnings to maintain the total allowance for loan losses at a level calculated by management based on historical experience, the volume and type of lending conducted by The Delaware National Bank, the status of past due principal and interest payments and other factors related to the collectability of the loan portfolio. Based upon our analysis of these factors, management increased the provision for loan losses by $87,500 for the year ended December 31, 2011, compared to an increase of the provision by $410,000 for the same period in 2010, which was primarily due to normal adjustments to the provision for loan losses to reflect economic conditions and trends in the loan portfolio. The allowance for loan losses was $784,009, or 0.96% of total loans, as of December 31, 2011 as compared with $935,525, or 1.20% of total loans, as of December 31, 2010. The decrease in the allowance for loan losses was primarily due to an increase in charge-offs of specific allowances in 2011.

Noninterest Income. Noninterest income was $1.6 million for the year ended December 31, 2011 compared to $1.7 million in 2010 primarily as a result of decreased gains on sales of investments offset by other fee income collected by The Delaware National Bank.

The following table shows the components of noninterest income for the years ended December 31, 2011 and December 31, 2010.

	Year Ended December 31,		Percentage Change Increase/Decrease
	2011	**2010**	
	(Dollars in thousands)		
Banking service charges and fees on deposit accounts	$ 452	$ 494	(8.57)%
Gain (loss) on securities available for sale	97	170	(43.02)
Other fees collected (1)	830	772	7.53
Other income (2)	214	216	(0.69)
Total	$1,593	$1,652	(3.56)%

(1) Other fees collected consist of trust department income, banking fees, late fees on loans and credit cards and ATM fees.
(2) Income earned on bank-owned life insurance.

Noninterest Expense. Noninterest expense increased in the year ended December 31, 2011 primarily due to increased expenses related to other real estate owned. Other expenses consist primarily of OCC and FDIC assessments, director fees, data processing fees, office supplies, charitable contributions and legal expenses.

The following table shows the components of noninterest expense and percentage change from the year ended December 31, 2010 to the year ended December 31, 2011.

| | Year Ended December 31, | | Percentage Change |
	2011	2010	Increase/Decrease
	(Dollars in thousands)		
Salaries and employee benefits	$3,218	$3,021	6.52%
Occupancy and equipment expense	1,204	1,091	10.36
Other real estate expense	74	14	424.82
Accounting services	93	113	(16.92)
Other expenses	1,490	1,362	9.42
Total	$6,080	$5,601	8.56%

Income Tax Expense. The income tax expense for the year ended December 31, 2011 was $171,000, reflecting an effective tax rate of 9.33% compared to income tax benefit of $72,000 for the year ended December 31, 2010, reflecting an effective tax rate of (5.20)%. The increase in the effective tax rate is primarily the result of alternative minimum tax adjustments.

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Average Balance Sheets and Related Yields and Rates

The following table sets forth information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expenses on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods shown. Average balances are derived from average daily balances. For purposes of this table, average balances of loans receivable include loans on which we have discontinued accruing interest. The yields and costs include amortized and deferred fees and costs which are considered adjustments to yields. Yields on non-taxable investments have not been adjusted for tax effect.

	For the Years Ended December 31,					
	2011			2010		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)					
Assets:						
Interest-earning assets:						
Interest-earning deposits in other banks	$ 3,626	$ 48	1.33%	$ 3,486	$ 36	1.04%
Investment securities, net (1):						
Taxable	32,862	1,073	3.26	20,310	602	2.97
Non-taxable	38,827	1,343	3.46	30,983	1,089	3.52
Mortgage-backed securities, net (1)	48,559	1,595	3.28	45,308	1,742	3.84
Loans receivable, net (2)	79,138	4,542	5.74	74,783	4,494	6.01
Total interest-earning assets	203,013	8,601	4.24	174,869	7,963	4.55
Noninterest-earning assets	19,316			18,280		
Total assets	222,329			$193,149		
Liabilities and Equity:						
Interest-bearing liabilities:						
NOW accounts	$ 20,055	$ 41	0.20	$ 19,205	$ 39	0.20
Money markets	16,644	99	0.60	16,843	118	0.70
Savings	68,587	648	0.94	45,303	452	1.00
Certificates of deposit (in excess of $100,000)	22,605	279	1.23	12,715	271	2.14
Other certificates of deposit	39,907	1,040	2.61	44,172	1,103	2.50
Total deposits	167,798	2,107	1.26	138,240	1,983	1.43
Capital lease obligation and FHLB and correspondent bank advances	1,655	83	5.02	5,335	177	3.31
Total interest-bearing liabilities	169,453	2,190	1.29	143,574	2,160	1.50
Noninterest-bearing liabilities	31,719			29,502		
Total liabilities	201,172			173,082		
Stockholders' equity	21,157			20,067		
Total liabilities and stockholders' equity	$222,329			$193,149		
Net interest income		$6,411			$ 5,803	
Net interest rate spread (3)			2.94%			3.05%
Net interest margin (4)			3.16%			3.32%
Average interest-bearing assets to average interest-bearing liabilities			119.80%			121.79%

(1) Includes unamortized discounts and premiums.
(2) Amount is net of loans in process, net of deferred loan origination fees and allowance for loan losses and includes non-performing loans.
(3) Net interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our interest income and interest expense. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume have been allocated proportionately based on the absolute value of the change due to rate and the change due to volume.

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010		
	Increase (Decrease) Due to		
	Volume	Rate	Net
	(In thousands)		
Interest income:			
Interest-earning deposits in other banks	1	10	12
Investment securities, net:			
Taxable	373	97	470
Non-taxable	276	(23)	253
Mortgage-backed securities, net	125	(270)	(145)
Loans receivable, net	262	(214)	47
Total change in interest income	1,037	(401)	636
Interest expense:			
Deposits:			
NOW accounts	2	1	2
Money markets	(1)	(17)	(19)
Savings	233	(38)	195
Time (in excess of $100,000)	212	(205)	7
Other time deposits	(107)	43	(64)
Capital lease obligation and FHLB advances	(122)	28	(93)
Total change in interest expense	216	(189)	28
Increase (decrease) in net interest income	821	(212)	609

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real

35

property securing the loan generally is sold at foreclosure. Generally, when a consumer loan or a non-mortgage loan becomes 45 days past due, we institute collection proceedings. Credit card loans and other personal loans are typically charged off when they become 180 days past due.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. When a loan becomes 90 days delinquent, the loan may be placed on a nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Typically, payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at time of the collection of the loan.

The below table sets forth nonaccrual loans, past due and restructured loans for the dates indicated. Other than as disclosed in the below table, there are no other loans at December 31, 2011 for which we have serious doubts about the inability of the borrowers to comply with the present loan repayment terms.

	At December 31,	
	2011	2010
	(Dollars in thousands)	
Nonaccruing (1) (2)	$ 490	$ 629
Accruing, delinquent for 90 days or more (3)	$1,037	$ 723
Restructured loans not included in above amounts	—	—
Percentage of nonperforming loans to total loans	0.60%	0.81%
Percentage of nonperforming loans to total assets	0.20%	0.32%
Percentage of nonperforming assets to total assets	0.20%	0.32%

(1) The gross interest income that would have been recorded in the period ended December 31, 2011, if these loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, was $41,079. There was no interest income on these loans that was included in net income for the period ended December 31, 2011.
(2) The decrease in nonaccruing loans in 2011 was due to certain nonaccruing loans being charged off.
(3) Loans delinquent as to principal or interest payments.

During the years ended December 31, 2011 and 2010, interest income of $41,079 and $35,437, respectively, would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. There was no interest on such loans included in income during 2011 and no interest on such loans included in income during 2010.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. An asset is classified "substandard" if it is determined to be inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. As a general rule, The Delaware National Bank will classify a loan as substandard if The Delaware National Bank can no longer rely on the borrower's income as the primary source for repayment of the indebtedness and must look to secondary sources such as guarantors or collateral. An asset is classified as "doubtful" if full collection is highly questionable or improbable. An asset is classified as "loss" if it is considered uncollectible, even if a partial recovery could be expected in the future. The regulations also provide for a "special mention" classification, described as assets which do not currently expose The Delaware National Bank to a sufficient degree of risk to warrant classification, but do possess credit deficiencies or potential weaknesses deserving management's close attention. Assets classified as substandard or doubtful require The Delaware National Bank to establish allowances for loan losses. If an asset or portion thereof is classified loss, The Delaware National Bank must either establish specific allowances for loan losses in the amount of the portion of the asset

36

classified loss, or charge off such amount. Federal examiners may disagree with The Delaware National Bank's classifications and amounts reserved. If The Delaware National Bank does not agree with an examiner's classification of an asset, it may appeal this determination to the Office of the Comptroller of the Currency.

At December 31, 2011, The Delaware National Bank had $6.1 million in assets classified as substandard and no assets classified as either doubtful or classified as loss as compared to $3.8 million in assets classified as substandard and $208,000 in assets classified as doubtful or loss at December 31, 2010. The increase in substandard loans was primarily due to an increase of $2.7 million in substandard residential real estate loans compared with no substandard residential real estate loans at December 31, 2010. The increase in substandard loans was due to a change in the Bank's internal risk rating methodology. See the section titled "Allowance for Loan Losses" in Note 1 to the Company's consolidated audited financial statements. In addition, at December 31, 2011, The Delaware National Bank had $5.9 million in assets classified as special mention as compared to $2.6 million in assets classified as special mention at December 31, 2010.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis based on written policies and procedures that we have established to evaluate the risk in our portfolio, ensure the timely charge off of loans and properly reflect estimated future losses in the portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks in the portfolio. When additional allowances are necessary, a provision for loan losses is charged to earnings. The recommendations for increases or decreases to the allowance are presented by management to the board of directors. Where specific loan loss allowances have been established, any difference between the loss allowances and the amount of loss realized has been charged or credited to current income. In 2011, the Company began utilizing internal risk ratings for residential real estate and consumer loans to develop historical loss factors for criticized and classified loans in those loan classes.

At December 31, 2011, the allowance for loan losses represented 0.96% of total loans, compared to 1.20% of total loans at December 31, 2010. The allowance for loan losses decreased 16.2% from December 31, 2010 to December 31, 2011 due to certain loans that had been specifically allocated for at December 31, 2010 being charged off.

The following table sets forth a breakdown of the allowance for loan losses by loan category at the dates indicated.

	At December 31,					
	2011			2010		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Category to Total Loans
			(Dollars in thousands)			
Real Estate:						
Residential.............................	$171,232	22%	62.15%	$101,462	11%	61.24%
Commercial.............................	367,342	47	21.48	506,170	54	21.04
Agricultural.............................	3,825	-	5.86	4,029	-	6.07
Commercial and Industrial	57,344	7	4.67	47,695	5	5.66
Agricultural	7,353	1	0.21	156,629	17	0.39
Consumer...	176,913	23	5.62	119,540	13	6.00
Total...	$784,009	100%	100.00%	$935,525	100%	100.00%

Although management believes that its allowance for loan losses conforms with generally accepted accounting principles based upon the available facts and circumstances, there can be no assurance that additions to the allowance will not be necessary in future periods, which would adversely affect our results of operations. Furthermore, our banking regulators, as an integral part of our examination process, periodically review our allowance for loan losses. The examinations may require us to make additional provisions for loan losses based on

37

judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial conditions and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established any differences between the loss allowance and the amount of loss realized has been charged or credited to the allowance.

	Years Ended December 31,	
	2011	2010
	(Dollars in thousands)	
Balance at the beginning of the period	$936	$737
Provision	88	410
Charge-offs:		
Real estate:		
Residential	-	7
Commercial	58	167
Agricultural	-	-
Commercial and Industrial	24	29
Agricultural	148	-
Consumer	57	68
Total charge-offs	287	271
Recoveries:		
Real estate:		
Residential	-	-
Commercial	7	9
Agricultural	-	-
Commercial and Industrial	17	13
Agricultural	10	-
Consumer	13	38
Total recoveries	47	60
Net charge-offs	(240)	(211)
Balance at the end of the period	$784	$936
Ratio of net charge-offs during the period to average loans outstanding during the period	0.30%	0.28%
Allowance to total loans outstanding at the end of the period	0.96%	1.20%
Ratio of allowance for loan losses to non-performing loans	159.67%	148.81%

Interest Rate Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread.

US2008 3245617.5

We have an Asset/Liability Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary source of funds consist of deposit inflows, loan repayments, maturities of and payments on investment securities and borrowings from the Federal Home Loan Bank of New York. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Our primary investing activities are the origination and purchase of loans and the purchase of securities. Our primary funding activities consist of activity in deposit accounts and Federal Home Loan Bank of New York advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Capital Management. We are subject to various regulatory capital requirements administered by the Federal Deposit Insurance Corporation, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2011, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Bank Regulation—Capital Adequacy Requirements"* and note 13 of the notes to the consolidated financial statements included in this offering circular.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see note 11 of the notes to the consolidated financial statements included in this offering circular.

For the year ended December 31, 2011, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Impact of Recent Accounting Pronouncements

In 2011, the Financial Accounting Standards Board ("FASB") issued and the Company adopted the new accounting update related to a creditor's determination of whether a restructuring is a troubled debt restructuring ("TDR"). The update provides additional guidance to creditors for evaluating whether a modification or restructuring of a receivable is a TDR. The new guidance requires creditors to: evaluate modifications and restructurings of receivables using a more principles-based approach, which may result in more modifications and restructurings being considered TDRs; consider the receivable impaired when calculating the allowance for loan losses and provide additional disclosures about the TDR activities in accordance with the requirements of the recently adopted guidance related to disclosures about the credit quality of financing receivables and the allowance for credit losses. This update is effective retrospectively to January 1, 2011. The adoption of this update did not have a material impact on the Company's consolidated financial statements.

In 2011, the FASB issued guidance related to Transfers and Servicing: Reconsideration of Effective Control for Repurchase Agreements. The guidance affects all entities that enter into agreements to transfer financial assets that both entitle and obligate the transferor to repurchase or redeem the financial assets before their maturity. The amendments do not affect other transfers of financial assets. It removes from the assessment of effective control the criterion relating to the transferor's ability to repurchase or redeem financial assets on substantially the agreed terms, even in the event of default by the transferee. Consequently, it also eliminates the requirement to demonstrate that the transferor possesses adequate collateral to fund substantially all the cost of purchasing replacement financial assets. Eliminating the transferor's ability criterion and related implementation guidance from an entity's assessment

39

of effective control should improve the accounting for repos and other similar transactions. This pronouncement is effective for the first interim or annual period beginning on or after December 15, 2011 and is to be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of the new accounting guidance is not expected to have a material impact on the Company's consolidated financial statements.

In 2011, the FASB issued an accounting update related to Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This update amends existing Fair Value Measurements, to bring U.S. GAAP for fair value measurements in line with International Accounting Standards. The update clarifies existing guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity's stockholder's equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The guidance also creates an exception to existing guidance for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. The guidance also allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. It also contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. This update is effective for interim and annual periods beginning after December 15, 2011. The adoption of the new accounting guidance is not expected to have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued an accounting update related to, Presentation of Comprehensive Income. The provisions of this update amend the accounting topic to facilitate the continued alignment of U.S. GAAP with International Accounting Standards. The update prohibits the presentation of the components of comprehensive income in the statement of stockholder's equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate, but consecutive, statements of net income and other comprehensive income. Under previous GAAP, all 3 presentations were acceptable. Regardless of the presentation selected, the reporting entity is required to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. The provisions of this update are effective for fiscal years and interim periods beginning after December 31, 2011. As the two remaining options for presentation existed prior to this update, early adoption is permitted. The adoption of this accounting update is not expected to have an impact on the consolidated financial statements.

In December, 2011, the FASB issued an update for the, Deferral of the Effective Date to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in the earlier update. In response to stakeholder concerns regarding the operational ramifications of the presentation of these reclassifications for current and previous years, the FASB has deferred the implementation date of this provision to allow time for further consideration. The other requirements related to presentation of comprehensive income, for the presentation of a combined statement of comprehensive income or separate, but consecutive, statements of net income and other comprehensive income is still effective for fiscal years and interim periods beginning after December 15, 2011. The adoption of this accounting update is not expected to have a material impact on the consolidated financial statements.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this offering circular have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial

40

institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management

Board of Directors

The Board of Directors of Delhi Bank Corp. is presently composed of eight (8) members who are elected for terms of three (3) years, approximately one third of whom are elected annually as required by the Bylaws of Delhi Bank Corp. Each director of Delhi Bank Corp. is also a member of the Board of Directors of The Delaware National Bank. The executive officers of Delhi Bank Corp. and The Delaware National Bank are elected annually by the respective Board of Directors and serve at such Board's discretion. The following tables present information with respect to our directors and executive officers. Unless otherwise stated, each director and executive officer has held his or her current occupation for the last five years. There are no family relationships among or between the directors or executive officers.

Name	Age (1)	Principal Occupation for Past Five Years and Business Experience	Director Since (2)	Term Expires
Paul J. Roach	58	Vice President and Chief Financial Officer of the Clark Companies, a contracting company.	2001	2012
Andrew F. Davis III	66	Director and Owner of D&D of Walton, Inc., an auto parts business	1991	2012
Robert W. Armstrong	49	President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank since 2005; Director and President of Delaware National Realty Corp; Former Treasurer of Delhi Bank Corp. from 1994 to 2004; Former Vice President, Treasurer, Cashier and Trust Officer of The Delaware National Bank from 1987 to 2004.	2005	2012
Michael E. Finberg	65	Director and President of Margaretville Bowl Ltd.; President of MMA Corp.; Owner of Reliable Tent.	1998	2013
Timothy C. Townsend	62	Chairman of the Board of Delhi Bank Corp. and The Delaware National Bank since 2003; Director of Delhi Telephone Company; Former President and Chief Executive Officer of Delhi Bank Corp. from 1994 to 2004; Former President and Chief Executive Officer of The Delaware National Bank from 1989 to 2004.	1989	2013
Raymond M. Christensen	74	Farmer and retired Special Assistant to New York State Commissioner of Agriculture and Markets.	2003	2014
Bruce J. McKeegan	54	Attorney and Sole Owner of McKeegan & McKeegan.	2000	2014
Ann S. Morris	67	Retired President, CPA of Morris & Ronovech CPA, PC, a public accounting firm; Self-employed accountant.	2002	2014

(1) As of December 31, 2011.
(2) Years prior to 1994 indicate service with The Delaware National Bank.

Executive Officers Who are Not Directors

Name	Age (1)	Positions Held with Delhi Bank Corp. and/or The Delaware National Bank	Officer Since
Peter V. Gioffe	39	Treasurer of Delhi Bank Corp. since 2005; Vice President and Cashier of The Delaware National Bank since 2005; Treasurer of Delaware National Realty Corp. since 2002.	2005
Suzanne L. MacDonald	60	Vice President of Delhi Bank Corp. since 2006; Vice President of Human Resources of The Delaware National Bank since 2005; Vice President of Delaware National Realty Corp. since 2006. Prior to 2005, Ms. MacDonald served as Assistant Vice President of Human Resources for The Delaware National Bank.	2005
Gretchen E. Rossley	49	Secretary of Delhi Bank Corp. since 2006; Vice President of Administration and Secretary of The Delaware National Bank since 2006; Secretary of Delaware National Realty Corp. since 2005. Prior to 2005, Ms. Rossley served as Assistant Vice President of Customer Service and as Internal Auditor for The Delaware National Bank.	2005

(1) As of December 31, 2011.

Director Compensation

In 2011, directors of The Delaware National Bank received $1,275 for each regular and special Board meeting attended and $425 for each annual and organizational meeting attended. Members of The Delaware National Bank's Audit Committee received $325 for each committee meeting attended. Non-employee directors who were members of all other committees of The Delaware National Bank received $200 for each committee meeting attended. Timothy C. Townsend, as Chairman of the Board of Delhi Bank Corp., received $2,550 for each regular or special Board meeting attended, $850 for each annual and organizational meeting attended and $400 for any committee meeting attended. In addition, our non-employee directors received $300 per day for attendance at seminars. Delhi Bank Corp. does not pay director fees.

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Executive Compensation

The following table sets forth the total aggregate annual remuneration paid by Delhi Bank Corp. to the three (3) highest paid persons who are executive officers of Delhi Bank Corp. and/or The Delaware National Bank as a group for 2011.

Name of Individual or Identity of Group	Capacities in which Remuneration was Received	Aggregate Remuneration
The highest paid Executive Officers of The Delaware National Bank and Delhi Bank Corp. (1)	President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp.; Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank; Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.	$410,149

(1) The group consists of three persons including Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp. and The Delaware National Bank of Delhi, Suzanne L. MacDonald, Vice President of Delhi Bank Corp. and Vice President of Human Resources of The Delaware National Bank of Delhi and Peter V. Gioffe, Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.

Salary Continuation Agreements

The Bank has entered into salary continuation agreements with the President and Chief Executive Officer of The Delaware National Bank and Delhi Bank Corp., Vice President of Delhi Bank Corp and Vice President of Human Resources of The Delaware National Bank and the Treasurer of Delhi Bank Corp. and Vice President and Cashier of The Delaware National Bank.

The salary continuation with the President and Chief Executive Officer of The Delaware National Bank provides for an annual benefit, payable for 20 years, equal to 40% of the executive's highest annual rate of base salary in the three years preceding the later of the executive attaining the age of 55 or the date on which the executive terminates employment (the "President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 55. The agreement also provides for a disability benefit for a period of 20 years if the executive separates from service with the Bank on account of a disability before attaining age 55 equal to the President's Normal Retirement Benefit regardless of the executive's age on the date of disability. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President and Cashier of The Delaware National Bank provides for an annual benefit of $32,500, payable for 20 years, upon the executive's termination of employment on or after attaining the age of 60 for any reason other than death or a termination for specially-defined cause (the "Cashier's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 60. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 60 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the

executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Cashier's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

The salary continuation with the Vice President of Human Resources of The Delaware National Bank provides for an annual benefit of $9,500, payable for 10 years, upon the executive's termination of employment on or after attaining the age of 62 for any reason other than death or a termination for specially-defined cause (the "Vice President's Normal Retirement Benefit"). The agreement also provides for a reduced benefit (equal to 1/5th of the accrued liability balance), payable in five equal installments with the first payment made in the month following the executive's termination date, if the executive separates from service with the Bank prior to attaining age 62. The agreement also provides for a disability benefit for a period of ten years if the executive separates from service with the Bank on account of a disability before attaining age 62 equal to the accrued liability balance reflected on the financial statements of the Bank under GAAP accounting principles on the date of the executive's termination of service, without regard to vesting. In addition, the agreement provides for a change in control benefit if the executive separates from service with the Bank within two years following a change in control regardless of the executive's age on the date of termination, which is equal to the Vice President's Normal Retirement Benefit and is payable in a lump sum. The agreement also provide for certain benefits to the executive's beneficiary upon the death of the executive.

Corporate Governance and Board Matters

Director Independence

The Company's Board of Directors currently consists of eight members, all of whom are considered independent under the regulations of the FDIC, except for Robert W. Armstrong, President and Chief Executive Officer of the Company and the Bank.

Committees of the Board of Directors

The following table identifies the members of our Audit Committee as of December 31, 2011.

Director	Audit Committee
Robert W. Armstrong	
Timothy C. Townsend	
Raymond Christensen	
Andrew F. Davis III	
Michael E. Finberg	X
Bruce J. McKeegan	
Ann S. Morris	X
Paul J. Roach	X*
Number of Meetings in 2011	5

* Denotes Chairperson

Audit Committee

The Audit Committee assists the Board of Directors in its oversight of the Company's accounting and reporting practices, the quality and integrity of the Company's financial reports and the Company's compliance with applicable laws and regulations. The Audit Committee is also responsible for engaging the Company's independent registered public accounting firm and monitoring its conduct and independence. The Board of Directors has determined that Paul J. Roach and Ann S. Morris are audit committee financial experts under the rules of the Securities and Exchange Commission. All of the members of the Audit Committee are considered independent under the regulations of the FDIC.

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Transactions with Certain Related Persons

The Delaware National Bank extends credit to certain of our directors, officers and employees, as well as members of their immediate families, in connection with mortgage loans, home equity lines of credit and installment and other consumer loans.

The Delaware National Bank makes loans to executive officers and directors at reduced interest rates under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The following table reflects the aggregate amount of loans granted by the Bank to each named executive officer and director at December 31, 2011. These loans were performing according to their original terms at December 31, 2011.

Name	Aggregate Loan Principal Outstanding at December 31, 2011
Robert W. Armstrong *President and Chief Executive Officer*	$254,522
Peter V. Gioffe *Treasurer*	326,725
Raymond Christensen *Director*	75,975
Andrew F. Davis *Director*	108,582
Michael Finberg *Director*	54,126
Bruce J. McKeegan *Director*	145,097
Ann S. Morris *Director*	117,521
Paul J. Roach *Director*	43,518
Gretchen E. Rossley *Secretary*	252,920
Timothy C. Townsend *Director*	287,362

Delhi Bank Corp. engaged the services of McKeegan & McKeegan, which is owned by director Bruce McKeegan, to provide legal assistance to The Delaware National Bank and its customers in the form of mortgage closing and related services. Amounts paid to McKeegan & McKeegan totaled approximately $30,900 in 2011 and 2010.

Stock Ownership

The following table sets forth, as of December 31, 2011, certain information regarding the beneficial ownership of Delhi Bank Corp. common stock by each of the directors and executive officers of The Delaware National Bank, and all of our directors and executive officers as a group.

Name and Address (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (3)
Robert W. Armstrong	5,219 (4)	*
Peter V. Gioffe	4,437 (5)	*
Suzanne L. MacDonald	9,482 (6)	*
Gretchen E. Rossley	8,778 (7)	*
Raymond M. Christensen	1,824	*
Andrew F. Davis III	40,727 (8)	2.83
Michael E. Finberg	2,509 (9)	*
Bruce J. McKeegan	11,601 (10)	*
Ann S. Morris	1,692 (11)	*
Paul J. Roach	54,413 (12)	3.78
Timothy C. Townsend	2,756	*
All Executive Officers and Directors as a Group — (11) Persons in Total	143,438	9.97

* Does not exceed 1.0% of Delhi Bank Corp.'s voting securities.
(1) Delhi Bank Corp., 124 Main Street, Delhi, New York 13753.
(2) Differences may exist between figures shown here and actual share amounts due to rounding up of such numbers.
(3) Based on 1,438,109 shares outstanding as of December 31, 2011.
(4) Includes 4,755 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Armstrong.
(5) Shares represented reflect those held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Mr. Gioffe.
(6) Shares represented reflect those held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. MacDonald.
(7) Includes 3,320 shares held jointly with Ms. Rossley's spouse and 5,458 shares held under The Delaware National Bank of Delhi Employee Stock Ownership Plan for the account of Ms. Rossley.
(8) Includes 5,939 shares held by Mr. Davis' spouse; 1,566 shares held as custodian for Mr. Davis' son and 2,677 shares held by D&D of Walton, Inc., of which he is the President. Includes 6,400 shares pledged as security.
(9) Includes 66 shares held jointly with Mr. Finberg's sons and 187 shares held jointly with Mr. Finberg's spouse.
(10) Includes 5,150 shares held by Mr. McKeegan's spouse and 5,101 shares held by Robert J. McKeegan and Barbara McKeegan over which Mr. McKeegan held power of attorney.
(11) Includes 225 shares held by Ms. Morris' spouse.
(12) Includes 4,477 shares held jointly with Mr. Roach's wife, 709 shares held as custodian for Mr. Roach's son, 1,250 shares held by the Roach Family Scholarship Trust and 40,871 shares held by Burton F. Clark, Inc. d/b/a Clark Companies of which Mr. Roach is the Vice President.

To our knowledge, the only record owner of 10% or more of any class of our equity securities is Cede & Co. To our knowledge, there are no other beneficial owners of 10% or more of any class of our equity securities.

Regulation and Supervision

General

The Delaware National Bank is a nationally chartered banking association, the deposits of which are insured by the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation ("FDIC"). Federal law, primarily the National Bank Act, delineates the nature and extent of the activities in which The Delaware National Bank can engage. The Delaware National Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). By virtue of the insurance of its deposits, however, The Delaware National Bank is also subject to supervision and regulation by the FDIC. Such supervision and regulation subjects The Delaware National Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the OCC and, in some circumstances, the FDIC. The primary purpose of such supervision and regulation is to protect the FDIC insurance fund and depositors. Delhi Bank Corp. is a bank holding company subject to reporting to, and supervision by, the Federal Reserve Board ("FRB").

The regulatory structure gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on The Delaware National Bank, and/or Delhi Bank Corp. and their operations.

Certain of the statutory and regulatory provisions applicable to Delhi Bank Corp. and The Delaware National Bank are described below. This discussion is intended to be a summary, does not purport to be a complete description of the applicable statutes and regulations and their effects on Delhi Bank Corp. and The Delaware National Bank and is qualified in its entirety by reference to the statutes and regulations involved.

Holding Company Regulation

Federal Regulation. Due to its control of The Delaware National Bank, Delhi Bank Corp. is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956 ("BHCA"), as administered by the FRB.

Delhi Bank Corp. is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval will also be required for Delhi Bank Corp. to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Delhi Bank Corp. would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies may acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, prior approval may also be required from other agencies having supervisory jurisdiction over banks to be acquired.

A bank holding company is generally prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) finance leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings association, provided that the savings association only engages in activities permitted bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby

engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. Delhi Bank Corp. has not, up to now, opted to become a financial holding company. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for a bank. However, the capital adequacy requirements apply on a bank-only basis until a bank holding company's consolidated assets exceed $500 million.

A bank holding company is generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. These regulatory policies could affect Delhi Bank Corp.'s ability to pay dividends or otherwise engage in capital distributions. Delhi Bank Corp.'s ability to pay dividends could also be restricted should The Delaware National Bank ever become "undercapitalized." See "—Corrective Measures for Capital Deficiencies."

Delhi Bank Corp.'s status as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the Federal securities laws.

Change in Control. Under the Change in Bank Control Act of 1978 (the "CBCA"), a written notice must be submitted to the FRB if any person (including a company), or any group acting in concert, seeks to acquire 10% of any class of Delhi Bank Corp.'s outstanding voting securities, unless the FRB determines that such acquisition will not result in a change of control of the bank. Under the CBCA, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the proposed acquiror, the convenience and needs of the community served by the bank and the antitrust effects of an acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Delhi Bank Corp. within the meaning of the BHCA. Control for BHCA purposes generally is defined to mean the ownership or power to vote 25% or more of any class of Delhi Bank Corp.'s voting securities or the ability to control in any manner the election of a majority of Delhi Bank Corp.'s directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Delhi Bank Corp.'s voting stock. See "—Holding Company Regulation."

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Bank Regulation

Business Activities. The activities of national banks are governed by federal law and regulations. In particular, the authority of national banks to lend money, accept deposits, branch and engage in other activities is found in the National Bank Act and the OCC's regulations.

Examinations. The OCC periodically examines and evaluates national banks. Based upon such examination and evaluation, the OCC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the OCC-determined value and the book value of such assets.

Capital Adequacy Requirements. The OCC has adopted regulations establishing minimum requirements for the capital adequacy of national banks. The OCC may establish higher minimum requirements in particular cases if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The OCC's risk-based capital guidelines generally require national banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% ("Tier 1 risk-weighted ratio") and a ratio of total capital to total risk-weighted assets of 8.0% ("total capital risk-weighted ratio"). In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items (including certain recourse arrangements, direct credit substitutes and derivatives), are multiplied by a risk-weight factor of 0% to 100%, assigned by the OCC capital regulations based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries less a percentage of certain nonfinancial investments and intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital. As of December 31, 2011, The Delaware National Bank's Tier 1 risk-weighted ratio was 23.52% and total capital risk-weighted ratio was 24.47%.

The OCC's leverage guidelines require that the Tier 1 capital to average total assets ratio ("leverage ratio") for a depository institution that has been assigned the highest composite rating of 1 under the Uniform Financial Institutions Rating System be 3.0% and that the minimum leverage ratio for any other depository institution be 4.0%, unless a higher leverage ratio is warranted by the particular circumstances or risk profile of the depository institution. As of December 31, 2011, The Delaware National Bank's leverage ratio was 8.69%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A "well capitalized" bank has a total capital risk-weighted ratio of 10.0% or higher; a Tier 1 risk-weighted ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-weighted ratio of 8.0% or higher; a Tier 1 risk-weighted ratio of 4.0% or higher; a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth); and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized. An institution that has a total risk-weighted ratio less than 6%, a Tier 1 risk-weighted ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized."

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Undercapitalized institutions submit a capital restoration plan acceptable to the regulator, compliance with which must be guaranteed by any controlling holding company in an amount of up to the lesser of 5% of the bank's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. Agency regulations contemplate broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment, and expansion into new lines of business. An undercapitalized depository institution is generally prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the OCC's enforcement actions may become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, prohibitions on holding company dividends and other restrictions. The OCC has only very limited discretion in dealing with a critically undercapitalized institution and is generally required to appoint a receiver or conservator within specified time frames.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Restrictions on Bank Dividends. Without prior approval, a national bank may not declare a dividend if the total amount of all dividends declared by the bank in any calendar year exceeds the total of the bank's retained net income for the current year and retained net income (meaning net income less all dividends declared) for the preceding two years. Under federal law, the bank cannot pay a dividend if, after paying the dividend, the bank would be "undercapitalized." The OCC may declare a dividend payment to be unsafe and unsound even though the bank would continue to meet its capital requirements after the dividend.

Loans to One Borrower. Subject to certain exceptions, federal law provides that a national bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. At December 31, 2011, The Delaware National Bank's limit on loans-to-one borrower was $2.5 million. At that date, The Delaware National Bank's largest lending relationship was $1.9 million.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OCC determines that a banking institution fails to meet any standard prescribed by the guidelines, the OCC may require the institution to submit an acceptable plan to achieve compliance with the standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. The Riegle-Neal Interstate Banking and Branching Efficiency Act (the "Act") provided for interstate branching for national banks. Under the Act, interstate branching by merger was authorized on June 1, 1997, unless the state in which the target has enacted a law opting out of interstate branching. *De novo* interstate branching is permitted by the Act to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Assessments. National banks pay semi-annual assessments to the OCC to fund its operations. These assessments are based primarily on asset size and financial condition.

Insurance of Deposit Accounts. The Delaware National Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation.

Under the Federal Deposit Insurance Corporation's existing assessment system, insured institutions are assigned to one of four categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the

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category to which it is assigned. Effective April 1, 2009, assessment rates ranged from 7 to 77.5 basis points. On February 7, 2011, the Federal Deposit Insurance Corporation issued a final rule regarding the risk-based deposit insurance assessment system that better reflects the risks to the Deposit Insurance Fund. Under the final rule, effective April 1, 2011 assessment rates ranged from 2.5 to 45 basis points. The rate schedules will automatically adjust in the future when the Deposit Insurance Fund reaches certain milestones. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base), to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. In lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. That prepayment, which include an assumed annual assessment base increase of 5%, was recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings is recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner was recently raised to $250,000 for all types of accounts. That level was made permanent by the Dodd-Frank Act. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, noninterest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2010. The Dodd-Frank Act extended the unlimited coverage of certain noninterest-bearing transaction accounts until December 31, 2012 without providing an opt out. The Delaware National Bank made a business decision not to participate in the unlimited noninterest-bearing transaction account coverage and Delaware National Bank and Delhi Bank Corp. opted not to participate in the unsecured debt guarantee program.

The Dodd-Frank Act increased the minimum target Deposit Insurance Fund ratio from 1.15% of estimated insured deposits to 1.35% of estimated insured deposits. The Federal Deposit Insurance Corporation must seek to achieve the 1.35% ratio by September 30, 2020. Insured institutions with assets of $10 billion or more are supposed to fund the increase. The Dodd-Frank Act eliminated the 1.5% maximum fund ratio, instead leaving it to the discretion of the Federal Deposit Insurance Corporation.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of The Delaware National Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of the Comptroller of the Currency. The management of the Delaware National Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Restrictions on Transactions with Affiliates and Insiders. Transactions between a bank and any non-banking affiliates are subject to Section 23A of the Federal Reserve Act. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with The Delaware National Bank, including Delhi Bank Corp. Currently, a subsidiary of a bank that is not also a depository institution is not generally treated as an affiliate of the bank for purposes of Sections 23A and 23B unless it is a "financial subsidiary" that is engaged in activities not permissible for the bank itself. In general, Section 23A imposes limits on the amount of transactions with affiliates, and also requires certain levels of collateral for loans to and guarantees issued on behalf of affiliated parties.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that transactions between the bank and its affiliates be on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

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The Sarbanes-Oxley Act of 2002 generally prohibits loans by Delhi Bank Corp. to its executive officers and directors. However, the law contains a specific exception for loans by a bank to its executive officers and directors in compliance with federal banking laws. The restrictions on loans to directors, executive officers, principal stockholders and their related interests (collectively referred to herein as "insiders") contained in the Federal Reserve Act and Regulation O apply to all insured depository institutions. Those restrictions include quantitative and qualitative limits on loans to insiders, including more stringent limits on loans to executive officers. There is also an aggregate limitation on all loans to insiders and their related interests and certain board approval requirements. Those loans cannot exceed the institution's total unimpaired capital and surplus, and the OCC may determine that a lesser amount is appropriate. Loans to insiders may generally be made only on non-preferential terms except as part of a bank-wide employee benefit program that does not favor insiders over other employees. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Community Reinvestment Act. The Community Reinvestment Act of 1977 ("CRA") and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operation of the banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. An unsatisfactory record can substantially delay or block such a transaction. Federal law requires federal banking agencies to make public a rating of a bank's performance under the CRA. The Delaware National Bank's latest CRA rating was "Satisfactory."

Consumer Laws and Regulations. The Delaware National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. These laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Delaware National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing operations.

Enforcement Powers. The OCC, the FDIC, the FRB and the other federal banking agencies have broad enforcement powers, including the power to issue cease and desist orders, remove directors and officers, impose substantial fines and other civil penalties and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject The Delaware National Bank or Delhi Bank Corp., as well as officers, directors and other institution-affiliated parties of these organizations, to administrative sanctions such as cease and desist orders and potentially substantial civil money penalties. The OCC may appoint the FDIC as conservator or receiver for a national bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank being undercapitalized and having no reasonable prospect of becoming adequately capitalized or failing to submit and implement an acceptable capital restoration plan; the bank being in unsafe and unsound condition to transact business or the bank undergoing a substantial dissipation of assets or earnings due to violation of law or regulation or an unsafe or unsound practice.

Federal Reserve System. Under Federal Reserve Board regulations, the Bank currently must maintain average daily reserves equal to 3% on aggregate transaction accounts up to and including $58.8 million, plus 10% on the remainder. The first $10.7 million of transaction accounts are exempt. This percentage is subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a noninterest-bearing account at a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets. At December 31, 2011, the Bank met applicable Federal Reserve Board reserve requirements.

The Changing Regulatory Structure. Legislation that would affect The Delaware National Bank and Delhi Bank Corp. is, from time to time, introduced in Congress.

On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). The Dodd-Frank Act restructured the regulation of depository institutions.

The federal preemption of state laws currently accorded federally chartered depository institutions has been reduced as well, and State Attorneys General have greater authority to bring a suit against a federally chartered institution for violations of certain state and federal consumer protection laws. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs.

The Dodd-Frank Act established the Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for implementing federal consumer financial protection and fair lending laws and regulations, a function currently handled by federal bank regulatory agencies. However, institutions of less than $10 billion, such as the Bank, will continue to be examined for compliance with consumer protection or fair lending laws and regulations by, and be subject to enforcement authority of their primary regulators.

Effect on Economic Environment. The policies of regulatory authorities, including the monetary policy of the FRB, have a significant effect on the operating results of banks. Among the means available to the FRB to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits or in interest paid on excess reserves. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

FRB monetary policies have materially affected the operating results of banks in the past and can be expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of the bank cannot be predicted.

Description of Common Stock

We are authorized to issue 5,000,000 shares of common stock having a par value $1.00 per share. Each share of our common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. We are not authorized to issue preferred stock.

Voting Rights. The holders of our common stock possess exclusive voting rights. Each holder of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock. Holders of shares of common stock are not entitled to cumulate votes for the election of directors.

Dividends. The holders of common stock are entitled to such dividends as the Board of Directors may declare from time to time out of funds legally available for the payment of dividends. Dividends from us largely depend upon the receipt by us of dividends from The Delaware National Bank because we generally have no source of cash flow other than dividends from The Delaware National Bank.

We pay quarterly dividends to our stockholders based on a quarterly determination of the Board of Directors. It is our present intention to continue our present dividend policy subject to the discretion of the Board of Directors. The Plan does not represent a change in our dividend policy. Stockholders who do not wish to participate and those who are ineligible to participate in the Plan will continue to receive cash dividends when and as declared. As discussed in *"Risk Factors – We cannot guarantee future payment of dividends"* we cannot provide assurance whether, or at what rate, we will continue to pay dividends.

Liquidation. In the event of our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities.

Other Characteristics. Holders of common stock do not have any preemptive, conversion or other subscription rights with respect to any additional shares of common stock which may be issued. Therefore, the Board of Directors may authorize the issuance and sale of shares of our capital stock without first offering them to our existing stockholders. The common stock is not subject to any redemption or sinking fund provisions.

Plan of Distribution

The Delaware National Bank will act as the Plan Administrator and purchase shares of our common stock to fund the Plan directly from the Company at fair market value. We will appoint a third party plan administrator if shares are to be purchased in the open market or in negotiated transactions to fund the Plan. Since the inception of the Plan in August 2003, all shares to fund the Plan have been acquired directly from the Company from its treasury shares. No employee, officer or director will receive any commissions or additional remuneration for activities involving the Plan. We have no arrangements to engage securities dealers in connection with the Plan at this time. All of our stockholders who choose to participate in the Plan must do so by completing and returning to us the Authorization Form and all other required materials as described under *"Delhi Bank Corp. Dividend Reinvestment and Optional Cash Purchase Plan"* and listed on the Authorization Form enclosed with this offering circular. We are making no recommendation regarding participation in the Plan. Robert W. Armstrong, President and Chief Executive Officer of Delhi Bank Corp., should be contacted for any questions regarding the Plan at (607) 746-0700.

Dividends and Stock Repurchases

Delhi Bank Corp. has paid cash dividends since 1994. In 2011, we declared quarterly cash dividends for an annual dividend of $0.59 per share. No assurance can be given that we will continue to pay dividends or that they will not be reduced or eliminated in the future. Our ability to pay dividends is primarily a function of the dividend payments we receive from The Delaware National Bank. The payment of dividends from the Bank will depend upon The Delaware National Bank's earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors of the Bank considers any declaration of dividends. As a bank holding company, our ability to pay dividends is subject to Federal Reserve Board regulations as described under *"Regulation and Supervision – Holding Company Regulation,* and the Federal Reserve Board's policy statement regarding the payment of dividends by bank holding companies as described under *"Risk Factors Related to the Offering – We cannot guarantee future payment of dividends."*

Delhi Bank Corp. has repurchased its common stock in the past under stock repurchase plans adopted by the Board of Directors. Our current stock repurchase plan was last extended on June 11, 2009 and remains open as of the date of this offering circular. No assurance can be given that we will adopt stock repurchase plans to repurchase our common stock in the future. Any potential repurchase of our common stock in the future will depend on our earnings, financial condition, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any repurchase plan.

Use of Proceeds

We cannot predict the number of shares of common stock that will be purchased under the Plan or the prices at which shares will be purchased. As of the date of this offering circular, the proceeds received by Delhi Bank Corp. pursuant to the Plan have been used to cover the costs of the Plan and for general corporate purposes. To the extent that additional shares are purchased from us, and not in the open market, as contemplated as of the date of this offering circular, we intend to use the proceeds from the sales to cover the costs of this offering. Once the costs of this offering have been paid, we intend to add any additional proceeds from the sales to our general funds to be used for general corporate purposes, including, without limitation, investments in and advances to The Delaware National Bank and repurchases of our common stock. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

Legal Opinion

Kilpatrick Townsend & Stockton LLP, Washington, DC, has issued a legal opinion concerning the validity of the common stock being issued in connection with the Plan.

US2008 3245617.5

Independent Registered Public Accountants

The financial statements as of December 31, 2011 and for the year ended December 31, 2011 in this offering circular have been audited by ParenteBeard LLC, our independent registered public accountants. The financial statements as of December 31, 2010 and for the year ended December 31, 2010 in this offering circular have been audited by Dannible & McKee, LLP, our independent registered public accountants.

The report of Dannible & McKee, LLP regarding the Company's consolidated financial statements as and for the fiscal year ended December 31, 2010 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2010, and during the interim period from December 31, 2010 through November 23, 2011, the date ParenteBeard LLC was engaged, there were no disagreements with Dannible & McKee, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Dannible & McKee, LLP would have caused it to make reference to such disagreement in its reports.

During the Company's fiscal year ended December 31, 2010 and subsequent interim period preceding the engagement of ParenteBeard LLC, the Company did not consult with ParenteBeard LLC regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company's financial statements, and ParenteBeard LLC did not provide any written report or oral advice that ParenteBeard LLC concluded was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue; or (3) any matter that was either the subject of a disagreement with Dannible & McKee, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or the subject of a reportable event.

US2008 3245617.5

Index to Consolidated Financial Statements
of Delhi Bank Corp.

US2008 3245617.5



DANNIBLE & MCKEE, LLP

Certified Public Accountants and Consultants   Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Consolidated Financial Statements

March 10, 2011 (except as to Note 15,
which is as of March 15, 2012)

To the Board of Directors and Stockholders of
Delhi Bank Corp. and Subsidiary

We have audited the accompanying consolidated balance sheets of Delhi
Bank Corp. and Subsidiary as of December 31, 2010, and the related consolidated
statements of income, changes in stockholders' equity and cash flows for the year then
ended. These consolidated financial statements are the responsibility of the Company's
management. Our responsibility is to express an opinion on these consolidated financial
statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in
the United States of America. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit provides
a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present
fairly, in all material respects, the consolidated financial position of Delhi Bank Corp. and
Subsidiary as of December 31, 2010, and the consolidated results of their operations and
their cash flows for the year then ended in conformity with accounting principles generally
accepted in the United States of America.

Dannible + McKee, LLP



Independent Auditors' Report

Board of Directors and Stockholders
Delhi Bank Corp. and Subsidiary

We have audited the consolidated balance sheet of Delhi Bank Corp. and Subsidiary (the "Company") as of December 31, 2011 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2010, before the restatement described in Note 15, were audited by other auditors whose report, dated March 10, 2011, expressed an unqualified opinion on those consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delhi Bank Corp. and Subsidiary as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 15 that were applied to restate the 2010 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

ParenteBeard LLC

Wilkes-Barre, Pennsylvania
March 15, 2012

Delhi Bank Corp and Subsidiary

Consolidated Balance Sheet
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and due from banks	$ 10,986,631	$ 3,912,198
Interest-bearing deposits with banks	1,095,000	5,527,000
Available for sale securities	123,546,878	87,231,994
Held to maturity securities	9,785,557	7,185,577
Restricted equity securities	312,400	438,800
Loans receivable, net	81,111,235	77,246,865
Premises and equipment, net	3,291,518	3,539,651
Bank owned life insurance	5,940,547	5,726,093
Other assets	2,276,770	3,329,159
Total assets	$ 238,346,536	$ 194,137,337
Liabilities and Stockholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 28,371,542	$ 27,302,697
Interest-bearing	183,310,336	142,254,709
Total deposits	211,681,878	169,557,406
Borrowed funds	-	1,727,601
Capital lease obligation	287,085	296,878
Other liabilities	3,392,962	3,001,150
Total liabilities	215,361,925	174,583,035
Stockholders' Equity		
Common stock, $1 par; 5,000,000 shares authorized; 1,559,250 shares issued	1,559,250	1,559,250
Additional paid-in capital	1,079,665	860,796
Retained earnings	19,764,056	18,945,097
Accumulated other comprehensive income	2,422,658	438,871
Treasury stock, at cost; 121,141 shares in 2011 and 149,214 shares in 2010	(1,841,018)	(2,249,712)
Total stockholders' equity	22,984,611	19,554,302
Total liabilities and stockholders' equity	$ 238,346,536	$ 194,137,337

Delhi Bank Corp and Subsidiary

Consolidated Statement of Income
Years Ended December 31, 2011 and 2010

	2011	2010
Interest and Dividend Income		
Interest and fees on loans	$4,541,855	$4,493,751
Investments:		
Taxable	2,698,094	2,351,371
Tax-exempt	1,343,237	1,089,123
Dividends	17,580	28,694
Total interest income	8,600,766	7,962,939
Interest Expense		
Deposits	2,106,969	1,987,002
Borrowed funds and capital lease	83,057	173,084
Total interest expense	2,190,026	2,160,086
Net Interest Income	6,410,740	5,802,853
Provision for Loan Losses	87,500	410,000
Net Interest Income After Provision for Loan Losses	6,323,240	5,392,853
Noninterest income		
Service charges and fees	1,281,649	1,265,879
Net gain on sales of securities available for sale	96,714	169,721
Bank owned life insurance income	214,454	215,944
Total noninterest income	1,592,817	1,651,544
Noninterest expense		
Salaries and employee benefits	3,218,175	3,021,320
Occupancy	1,203,868	1,090,893
Other	1,658,331	1,545,817
Total noninterest expense	6,080,374	5,658,030
Income Before Provision (Benefit) for Income Taxes	1,835,683	1,386,367
Provision (Benefit) for Income Taxes	171,191	(72,143)
Net Income	$1,664,492	$1,458,510
Earnings Per Share	$ 1.17	$ 1.04

See notes to consolidated financial statements

Delhi Bank Corp and Subsidiary

Consolidated Statement of Changes in Stockholders' Equity
Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2009	$1,559,250	$ 712,663	$18,285,536	$1,151,415	$(2,352,498)	$19,356,366
Comprehensive income:						
Net income			1,458,510			1,458,510
Other comprehensive income:						
Change in unrealized gain on available for sale securities, net of reclassifications and taxes				(712,544)		(712,544)
Total comprehensive income						745,966
Purchase of 10,949 shares of treasury stock					(256,554)	(256,554)
Sale of 24,324 shares of treasury stock		148,133			359,340	507,473
Dividends declared ($0.565 per share)			(798,949)			(798,949)
Balance, December 31, 2010	1,559,250	860,796	18,945,097	438,871	(2,249,712)	19,554,302
Comprehensive income:						
Net income			1,664,492			1,664,492
Other comprehensive income:						
Change in unrealized gain on available for sale securities, net of reclassifications and taxes				1,983,787		1,983,787
Total comprehensive income						3,648,279
Purchase of 2,219 shares of treasury stock					(49,473)	(49,473)
Sale of 30,292 shares of treasury stock		218,869			458,167	677,036
Dividends declared ($0.5895 per share)			(845,533)			(845,533)
Balance, December 31, 2011	$1,559,250	$1,079,665	$19,764,056	$2,422,658	$(1,841,018)	$22,984,611

Delhi Bank Corp and Subsidiary

Consolidated Statement of Cash Flows
Years Ended December 31, 2011 and 2010

	2011	2010
Operating Activities		
Net income	$ 1,664,492	$ 1,458,510
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Provision for loan losses	87,500	410,000
Depreciation	323,178	288,104
Net gain on sales of securities available for sale	(96,714)	(169,721)
Amortization and accretion of investment securities, net	833,539	491,611
Deferred income taxes	7,223	(274,857)
Bank owned life insurance income	(214,454)	(215,944)
Provision for loss on foreclosed assets	31,000	-
Loss on sale of foreclosed assets	11,848	-
Net change in:		
Other assets	287,301	(131,535)
Other liabilities	(148,320)	20,225
Net cash provided by operating activities	2,786,593	1,876,393
Investing Activities		
Net change in interest-bearing deposits in banks	4,432,000	(5,527,000)
Purchase of available for sale securities	(55,746,433)	(56,350,440)
Proceeds from sales of available for sale securities	2,858,670	18,693,347
Proceeds from maturities, calls and principal repayments of available for sale securities	19,232,488	32,031,569
Purchase of held to maturity securities	(5,701,394)	(4,709,515)
Proceeds from maturities, calls and principal repayments of held to maturity securities	3,067,331	6,643,150
Purchase of restricted equity securities	(1,085,900)	-
Proceeds from redemption of restricted equity securities	1,212,300	539,611
Net increase in loans receivable	(4,153,109)	(6,373,794)
Proceeds from sale of foreclosed assets	65,152	-
Purchase of premises and equipment	(75,045)	(474,045)
Net cash used in investing activities	(35,893,940)	(15,527,117)
Financing Activities		
Net increase in deposits	42,124,472	16,697,059
Repayment of Federal Home Loan Bank advances	(1,727,601)	(4,158,909)
Advances from Atlantic Central Bankers Bank	-	75,000
Repayment of advances from Atlantic Central Bankers Bank	-	(270,900)
Principal payments on capital lease obligation	(9,793)	(3,122)
Dividends paid	(832,861)	(786,827)
Purchase of treasury stock	(49,473)	(256,554)
Proceeds from sale of treasury stock	677,036	507,473
Net cash provided by financing activities	40,181,780	11,803,220
Net Increase (Decrease) in Cash and Due From Banks	7,074,433	(1,847,504)
Cash and Due From Banks, Beginning of Year	3,912,198	5,759,702
Cash and Due From Banks, End of Year	$10,986,631	$ 3,912,198

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Delhi Bank Corp. ("Bank Corp.") and its wholly-owned subsidiary, the Delaware National Bank of Delhi (the "Bank") (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Operations

The Company provides a full range of commercial banking services to individual and small business customers through its four offices in Delaware County, New York. The area is a rural market with an economic base made up of light manufacturing, retail and agricultural businesses. The Company's primary deposit products are demand deposits and interest bearing time and savings accounts. It offers a full array of loan products to meet the needs of retail and commercial customers.

The Bank is subject to regulation by the Office of the Comptroller of the Currency. The Bank Corp. is subject to regulation by the Federal Reserve Bank of New York.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A material estimate that is particularly susceptible to significant change relates to the determination of the allowance for loan losses.

In connection with the determination of the allowance for loan losses, management generally obtains independent appraisals for significant properties. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term.

Cash and Due From Banks

For the purposes of the statement of cash flows, cash and due from banks includes cash on hand, amounts due from other banks, and federal funds sold.

Delhi Bank Corp. and Subsidiary

Interest-bearing Deposits With Banks

Interest-bearing deposits with banks consist of certificates of deposit and are carried at cost which approximates fair value.

Significant Group Concentration of Credit Risk

The Company grants loans to customers primarily located in Delaware County, New York and the surrounding counties. Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on the economic conditions in its marketplace. The Company does not have any significant concentrations from one industry or customer.

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and reported at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The Company has no trading securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of available for sale securities are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be other-than-temporary are reflected in earnings as realized losses.

Restricted Equity Securities

Restricted equity securities consist of investments in the Federal Home Loan Bank of New York ("FHLB"), the Federal Reserve Bank and the Atlantic Central Bankers Bank. Investments in these entities are restricted and carried at cost.

The Company, as a member of the FHLB system, is required to maintain an investment in the capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. Management considers whether this investment is impaired based on the ultimate recoverability of the cost basis rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost includes (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on the institutions and on the customer base of the FHLB. Management believes no impairment charge is necessary related to its investment in FHLB stock.

Loans Receivable

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any unamortized deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the contractual life of the loan using the interest method.

The loan receivable portfolio is segmented into real estate, commercial and industrial, agricultural and consumer loans. Real estate loans include loans secured by commercial, residential and agricultural properties. Residential loans include 1-4 family mortgage loans and home equity loans. Commercial and industrial loans are secured by equipment, accounts receivable, inventories or other business assets. Agricultural loans are secured by equipment and other farm assets. Consumer loans consist of personal installment and auto loans and credit cards. The segments of the Company's loan portfolio are disaggregated to a level that allows management to monitor risk and performance. Common risk characteristics include loan type, collateral type and geographic location.

Generally, the accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is well secured. When a loan is placed on nonaccrual status, unpaid interest is reversed against interest income. Interest received on nonaccrual loans, including impaired loans, is either applied to principal or recognized as interest income, depending on management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectibility of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Consumer loans are generally charged off no later than 120 days past due on a contractual basis (earlier in the event of bankruptcy) or if there is an amount deemed uncollectible.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available

The allowance consists of specific and general components.

The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, a specific allowance is established when the collateral value, observable market price, or discounted cash flows of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment records, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis.

The estimated fair values of substantially all of the Company's impaired loans are measured based on the estimated fair value of the loan's collateral.

For loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted, when necessary, to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower's financial statements, inventory reports, accounts receivable agings or equipment appraisals or invoices. Indications of value from these sources are generally discounted, as appropriate, based on the age of the financial information or the quality of the assets.

The general component covers pools of loans by loan class including loans not considered impaired, as well as smaller balance homogeneous loans, such as residential and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates, adjusted for qualitative risk factors. These qualitative risk factors include:

1. Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

2. National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3. Nature and volume of the portfolio and terms of loans.

4. Experience, ability, and depth of lending management and staff.

5. Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

6. Existence and effect of any concentrations of credit and changes in the level of such concentrations.

7. Oversight, including the impact of banking laws and regulations as well as the overall regulatory environment.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

The allowance calculation methodology includes further segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for all loan classes. Credit quality risk ratings include regulatory classifications of pass, special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are immediately charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Company has a structured loan rating process encompassing both internal and external oversight. The Company's loan officers are responsible for the timely and accurate risk rating of all loans in the Company's loan portfolio at origination and on an ongoing basis. The Company utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all commercial loan relationships exceeding a specified threshold.

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring may involve a temporary reduction in interest rate or an extension of a loan's stated maturity date. Nonaccrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

In addition, federal regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

In 2011, the Company began utilizing internal risk ratings for residential real estate and consumer loans to develop historical loss factors for criticized and classified loans in those loan classes. The Company believes the change provides it with a more detailed analysis of the risk related to criticized and classified loans and subsequently provides a better estimate of the losses inherent in the portfolio. Prior to this, the Company had applied a single historical loss factor to all loans in those loan classes. The effect of this change was to increase the allowance and the provision for loan losses by approximately $67,000. The Company made no significant changes to its accounting policies or methodologies for the allowance for loan losses in 2010.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated lives of the assets. Assets under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset and amortized over the shorter of the lease term or the estimated life of the asset. Amortization of assets under capital lease is included in depreciation expense.

Bank Owned Life Insurance

The Company is the owner and beneficiary of life insurance policies on certain employees and directors. The life insurance investment is carried at the cash surrender value of the underlying policies. The increase in the cash surrender value is recognized as a component of noninterest income. The policies can be liquidated, if necessary, with tax costs associated. However, the Company intends to hold these policies and, accordingly, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Earnings Per Share

Earnings per share is based on the weighted average number of shares of common stock outstanding. The Company's basic and diluted earnings per share are the same since there are no dilutive shares of potential common stock outstanding. Weighted average shares outstanding were 1,422,786 in 2011 and 1,403,763 in 2010.

Advertising Costs

Advertising costs are expensed as incurred and were $24,455 in 2011 and $19,529 in 2010.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Any losses based on the asset's fair value at the date of foreclosure are charged to the allowance for loan losses Subsequent to foreclosure, valuations are periodically performed and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs incurred in maintaining foreclosed assets and subsequent adjustments to the carrying amount of the assets are included in other noninterest expenses. Foreclosed assets totaled $197,739 and $104,500 at December 31, 2011 and 2010, respectively and are included in other assets.

Income Taxes

Income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Treasury Stock

Treasury stock is recorded at cost. The subsequent disposition or sale of the treasury stock is recorded using the average cost inventory method.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists solely of the net unrealized gains on available for sale securities, net of deferred income taxes. Accumulated other comprehensive income consists of net unrealized gains of $4,106,200 less deferred income taxes of $1,683,542 at December 31, 2011 and $743,849 less deferred income taxes of $304,978 at December 31, 2010.

Statement of Cash Flows

Interest paid totaled $2,189,708 in 2011 and $2,162,089 in 2010. Income tax payments totaled $195,000 in 2011 and $186,304 in 2010.

Amounts transferred from loans to foreclosed assets were $201,239 in 2011 and $37,398 in 2010.

The Company entered into a capital lease of $300,000 in 2010.

Reclassifications

Certain amounts and disclosures in 2010 have been reclassified to conform to the 2011 reporting format. These reclassifications had no effect of the Company's consolidated financial position or results of operations.

Subsequent Events

The Company has evaluated subsequent events through March 15, 2012, the date the consolidated financial statements were available to be issued.

2. Cash and Due From Banks

The Company is required to maintain amounts on reserve with the Federal Reserve Bank. These reserves totaled $616,000 at December 31, 2011 and $589,000 at December 31, 2010.

The Company is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2011 and 2010 was $200,000.

3. Investment Securities

The amortized cost and fair values of investment securities available-for-sale and held-to-maturity are as follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. government agencies	$ 43,047,898	$ 1,009,095	$ 52,298	$ 44,004,695
U.S. government sponsored enterprises - ("GSE") – mortgage-backed securities – residential	39,563,986	1,315,501	37,394	40,842,093
Local government obligations	36,828,794	1,871,296	-	38,700,090
Total	$ 119,440,678	$ 4,195,892	$ 89,692	$ 123,546,878
Held to maturity:				
Mortgage-backed securities – GSE - residential	$ 4,413,500	$ 181,085	$ -	$ 4,594,585
Local government obligations	5,372,057	106,543	-	5,478,600
Total	$ 9,785,557	$ 287,628	$ -	$ 10,073,185

	December 31, 2010			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. government agencies	$ 11,538,234	$ 170,346	$ 179,548	$ 11,529,032
U.S. government sponsored enterprises - ("GSE") – mortgage-backed securities - residential	35,961,302	1,122,813	99,802	36,984,313
Local government obligations	38,988,609	499,918	769,878	38,718,649
Total	$ 86,488,145	$ 1,793,077	$ 1,049,228	$ 87,231,994
Held to maturity:				
Mortgage-backed securities – GSE - residential	$ 3,980,870	$ 149,340	$ -	$ 4,130,210
Local government obligations	3,204,707	103,903	-	3,308,610
Total	$ 7,185,577	$ 253,243	$ -	$ 7,438,820

The amortized cost and fair market values of debt securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale	
	Amortized Cost	Fair Value
Due in one year or less	$ 827,119	$ 847,216
Due after one through five years	11,031,906	11,417,212
Due after five through ten years	20,749,159	21,857,911
Due after ten years	47,268,508	48,582,446
Mortgage-backed securities	39,563,986	40,842,093
Total	$ 119,440,678	$ 123,546,878

	Held to Maturity	
	Amortized Cost	Fair Value
Due in one year or less	$ 3,998,255	$ 4,014,396
Due after one through five years	1,182,031	1,248,784
Due after five through ten years	165,104	185,191
Due after ten years	26,667	30,229
Mortgage-backed securities	4,413,500	4,594,585
Total	$ 9,785,557	$ 10,073,185

Gross realized gains on the sale of securities available for sale were $103,010 in 2011 and $169,721 in 2010. Gross realized losses were $6,296 in 2011 and $-0- in 2010.

The following tables show the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Value
December 31, 2011						
Available for sale:						
U.S. government agencies	$ 3,495,652	$ 52,298	$ -	$ -	$ 3,495,652	$ 52,298
Mortgage-backed securities – GSE - residential	733,542	6,433	250,389	30,961	983,931	37,394
Total	$ 4,229,194	$ 58,731	$ 250,389	$ 30,961	$ 4,479,583	$ 89,692
December 31, 2010						
Available for sale:						
U.S. government agencies	$ 6,184,082	$ 179,548	$ -	$ -	$ 6,184,082	$ 179,548
Mortgage-backed securities – GSE - residential	6,675,109	82,179	312,365	17,623	6,987,474	99,802
Local government obligations	17,996,523	769,878	-	-	17,996,523	769,878
Total	$ 30,855,714	$ 1,031,605	$ 312,365	$ 17,623	$ 31,168,079	$ 1,049,228

The Company had 8 debt securities in unrealized loss positions at December 31, 2011. The securities have depreciated approximately 2% from the Company's amortized cost basis. These securities are issued by U.S. government agencies or by U.S. government sponsored enterprises. The unrealized losses are considered to result from changes in interest rates and not from downgrades in the creditworthiness of the issuers. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The Company does not intend to sell these securities nor is it more likely than not that it will be required to sell these securities prior to recovery. No declines are deemed to be other-than-temporary.

Investment securities with carrying amounts of $38,948,952 and $30,362,665 at December 31, 2011 and 2010, respectively, were pledged to secure deposits as required or permitted by law.

4. **Loans Receivable and Allowance for Loan Losses**

Loans receivable at December 31 are summarized as follows:

	2011	2010
Real estate:		
Residential	$ 50,898,290	$ 47,875,951
Commercial	17,593,335	16,452,626
Agricultural	4,797,462	4,743,495
Commercial and industrial	3,824,861	4,423,955
Agricultural	175,214	309,258
Consumer	4,606,082	4,377,105
Total	81,895,244	78,182,390
Allowance for loan losses	784,009	935,525
Net	$ 81,111,235	$ 77,246,865

Deferred loan costs were $863,405 at December 31, 2011 and $788,271 at December 31 ,2010 and are included in the loan balances above.

The components of the change in the allowance for loan losses are as follows:

	2011	2010
Balance at beginning of year	$ 935,525	$ 736,735
Provision for loan losses	87,500	410,000
Recoveries	48,462	59,731
Charge-offs	(287,478)	(270,941)
Balance at end of year	$ 784,009	$ 935,525

Changes in the allowance for loan losses for 2011 and related loan information are as follows:

	Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for loan losses:							
Beginning balance, January 1, 2011	$ 101,462	$ 506,170	$ 4,029	$ 47,695	$ 156,629	$ 119,540	$ 935,525
Charge-offs	-	(58,026)	-	(23,334)	(148,470)	(57,648)	(287,478)
Recoveries	-	7,871	-	16,942	10,497	13,152	48,462
Provision	69,770	(88,673)	(204)	16,041	(11,303)	101,869	87,500
Ending balance, December 31, 2011	$ 171,232	$ 367,342	$ 3,825	$ 57,344	$ 7,353	$ 176,913	$ 784,009
Ending balance individually evaluated for impairment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Ending balance collectively evaluated for impairment	$ 171,232	$ 367,342	$ 3,825	$ 57,344	$ 7,353	$ 176,913	$ 784,009
Loans receivable at December 31, 2011:							
Total balance	$ 50,898,290	$ 17,593,355	$ 4,797,462	$ 3,824,861	$ 175,214	$ 4,606,082	$ 81,895,244
Ending balance individually evaluated for impairment	$ -	$ 476,112	$ -	$ 13,502	$ -	$ -	$ 489,614
Ending balance collectively evaluated for impairment	$ 50,898,290	$ 17,117,223	$ 4,797,462	$ 3,811,359	$ 175,214	$ 4,606,082	$ 81,405,630

The allowance for loan losses and related loan information at December 31, 2010 is as follows:

	Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Allowance for loan losses:	$ 101,462	$ 506,170	$ 4,029	$ 47,695	$ 156,629	$ 119,540	$ 935,525
Ending balance individually evaluated for impairment	$ -	$ 59,651	$ -	$ -	$ 148,470	$ -	$ 208,121
Ending balance collectively evaluated for impairment	$ 101,462	$ 446,519	$ 4,029	$ 47,695	$ 8,159	$ 119,540	$ 727,404
Loans receivable: Total balance	$ 47,875,951	$ 16,452,626	$ 4,743,495	$ 4,423,955	$ 309,258	$ 4,377,105	$ 78,182,390
Ending balance individually evaluated for impairment	$ -	$ 475,651	$ -	$ 4,231	$ 148,470	$ -	$ 628,352
Ending balance collectively evaluated for impairment	$ 47,875,951	$ 15,976,975	$ 4,743,495	$ 4,419,724	$ 160,788	$ 4,377,105	$ 77,554,038

Delhi Bank Corp. and Subsidiary

The following table summarizes information on impaired loans at December 31:

December 31, 2011	Recorded Investment		Unpaid Principal Balance		Related Allowance		Average Recorded Investment		Interest Income Recognized	
With no related allowance recorded:										
Commercial real estate	$	476,112	$	476,112	$	-	$	515,324	$	-
Commercial and industrial		13,502		13,502		-		29,813		-
With an allowance recorded:										
Commercial real estate	$	-	$	-	$	-	$	-	$	-
Commercial and industrial		-		-		-		-		-
Totals:										
Commercial real estate	$	476,112	$	476,112	$	-	$	515,324	$	-
Commercial and industrial		13,502		13,502		-		29,813		-
December 31, 2010										
With no related allowance recorded:										
Commercial real estate	$	-	$	-	$	-	$	-	$	-
Commercial and industrial		4,231		4,231		-		7,143		-
Agricultural		-		-		-		-		-
With an allowance recorded:										
Commercial real estate	$	475,651	$	475,651	$	59,651	$	490,079	$	-
Commercial and industrial		-		-		-		-		-
Agricultural		148,470		148,470		148,470		162,068		-
Totals:										
Commercial real estate	$	475,651	$	475,651	$	59,651	$	490,079	$	-
Commercial and industrial		4,231		4,231		-		7,143		-
Agricultural		148,470		148,470		148,470		162,068		-

The following table presents information on nonaccrual loans at December 31:

	2011	2010
Commercial real estate	$ 476,112	$ 475,651
Commercial and industrial	13,502	4,231
Agricultural	-	148,470
Total	$ 489,614	$ 628,352

The following table presents information by the Company's internal risk rating system at December 31:

2011	Residential Real Estate	Commercial Real Estate	Agricultural Real Estate	Commercial and Industrial	Agricultural	Consumer	Total
Pass	$ 43,829,135	$ 13,547,778	$ 4,797,462	$ 3,225,715	$ 167,704	$ 4,276,071	$ 69,843,865
Special mention	4,342,104	1,193,267	-	85,620	-	303,638	5,924,629
Substandard	2,727,051	2,852,290	-	513,526	7,510	26,373	6,126,750
Doubtful	-	-	-	-	-	-	-
Loss	-	-	-	-	-	-	-
Total	$ 50,898,290	$ 17,593,335	$ 4,797,462	$ 3,824,861	$ 175,214	$ 4,606,082	$ 81,895,244
2010							
Pass	$ 47,875,951	$ 10,752,676	$ 4,743,495	$ 3,726,885	$ 145,272	$ 4,377,105	$ 71,621,384
Special mention	-	2,416,883	-	185,688	-	-	2,602,571
Substandard	-	3,223,416	-	511,382	15,516	-	3,750,314
Doubtful	-	59,651	-	-	148,470	-	208,121
Loss	-	-	-	-	-	-	-
Total	$ 47,875,951	$ 16,452,626	$ 4,743,495	$ 4,423,955	$ 309,258	$ 4,377,105	$ 78,182,390

The following table presents information on past due status at December 31:

2011	30-59 Days Past Due	60-89 Days Past Due	Greater > 90 Days	Total Past Due	Current	Total Loans	Recorded Investment > 90 Days Accruing
Residential real estate	$ 519,256	$ 133,928	$ 1,005,397	$ 1,658,581	$ 49,239,709	$ 50,898,290	$ 1,005,397
Commercial real estate	284,006	-	476,112	760,118	16,833,217	17,593,335	-
Agricultural real estate	-	-	18,110	18,110	4,779,352	4,797,462	18,110
Commercial and industrial	19,215	-	13,502	32,717	3,792,144	3,824,861	-
Agricultural	-	-	-	-	175,214	175,214	-
Consumer	23,410	20,158	13,090	56,658	4,549,424	4,606,082	13,090
Total	$ 845,887	$ 154,086	$ 1,526,211	$ 2,526,184	$ 79,369,060	$ 81,895,244	$ 1,036,597
2010							
Residential real estate	$ 344,911	$ 362,550	$ 722,925	$ 1,430,386	$ 46,445,565	$ 47,875,951	$ 722,925
Commercial real estate	-	177,491	298,160	475,651	15,976,975	16,452,626	-
Agricultural real estate	-	-	-	-	4,743,495	4,743,495	-
Commercial and industrial	-	4,231	-	4,231	4,419,724	4,423,955	-
Agricultural	-	-	148,470	148,470	160,788	309,258	-
Consumer	16,459	4,999	-	21,458	4,355,647	4,377,105	-
Total	$ 361,370	$ 549,271	$ 1,169,555	$ 2,080,196	$ 76,102,194	$ 78,182,390	$ 722,925

The Company may grant a concession or modification for economic or legal reasons related to a borrower's financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring ("TDR"). The Company may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers' operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. TDRs are considered impaired loans for purposes of calculating the Company's allowance for loan losses.

The Company identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower's financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

The Company did not enter into any TDRs or have any TDRs default in 2011.

5. Premises and Equipment

Premises and equipment at December 31 is summarized as follows:

	2011	2010
Land	$ 560,041	$ 560,041
Buildings and improvements	3,776,563	3,753,427
Furniture and equipment	2,428,656	2,376,746
Asset under capital lease	300,000	300,000
Total cost	7,065,260	6,990,214
Less accumulated depreciation	3,773,742	3,450,563
Net	$ 3,291,518	$ 3,539,651

The Company leases a branch facility under the terms of a lease agreement that has been accounted for as a capital lease. The lease expires in 2025 but there are options for three additional five year extensions. The net book value of the asset under capital lease was $273,333 at December 31, 2011 and $296,878 at December 31, 2010.

Future minimum lease payments are as follows:

Year Ended December 31

2012	$	29,400
2013		29,400
2014		29,400
2015		30,380
2016		32,340
Thereafter		296,480
Total minimum lease payments		447,400
Amount representing interest		160,315
Net present value of minimum lease payments	$	287,085

Interest expense on the capital lease was $19,607 in 2011 and $6,678 in 2010.

6. Deposits

Deposit account balances at December 31 are summarized as follows:

	2011	2010
Noninterest-bearing	$ 28,371,542	$ 27,302,697
Interest-bearing demand	20,794,728	19,639,390
Money market	15,049,868	14,012,234
Savings	81,996,705	50,039,581
Time	65,469,035	58,563,504
Total	$ 211,681,878	$ 169,557,406

Time deposits in denominations of $100,000 and over were $24,182,229 and $20,062,374 at December 31, 2011 and 2010, respectively.

At December 31, 2011, scheduled maturities of time deposits are as follows:

2012	$ 43,300,452
2013	7,741,112
2014	4,721,004
2015	4,577,005
2016	5,129,462
Total	$ 65,469,035

Delhi Bank Corp. and Subsidiary

7. Borrowed Funds

The Company has a $1,000,000 unsecured line of credit agreement with the Atlantic Central Bankers Bank. Borrowings bear interest at the prime rate plus .50%, with a floor of 5.00%. The line expires July 2012. There were no borrowings on this line of credit at December 31, 2011 or 2010.

The Company may borrow funds from the FHLB up to the amount of collateral it places with the FHLB. At December 31, 2011, the Company had $16,367,782 of loans as collateral. This amount was reduced by a $10,000,000 municipal letter of credit which expires August 2012 leaving an amount available for borrowing of $6,367,782.

At December 31, 2010, the Company had $1,727,601 of advances due to the FHLB. These advances were repaid in full in 2011.

8. Income Taxes

The provision (benefit) for income taxes consists of the following:

	2011	2010
Currently payable	$ 163,968	$ 202,714
Deferred	7,223	(274,857)
Total	$ 171,191	$ (72,143)

The difference between the expected current income tax provision on taxable income at the statutory rates and the actual provision was due primarily to the effect of tax-exempt investment and life insurance income and state income taxes.

The following temporary differences gave rise to the net deferred tax asset (liability) at December 31:

	2011	2010
Assets (liabilities):		
Deferred compensation	$ 817,726	$ 801,058
AMT credit carryforward	384,855	292,451
Allowance for loan losses	241,048	299,090
Depreciation	71,467	(4,121)
Unrealized gains on available for sale securities	(1,683,542)	(304,978)
Deferred loan costs	(336,297)	(307,160)
Other	(22,717)	81,987
Total	$ (527,460)	$ 858,327

These amounts are included in other liabilities in 2011 and other assets in 2010.

The Company's tax years that remain subject to examination by federal and state taxing authorities include 2008 through 2011.

The Company had no unrecognized tax benefits at December 31, 2011 and 2010. There were no interest and penalties recognized in the consolidated balance sheet and statement of income in 2011 and 2010.

9. Pension and Postretirement Benefits

The Company sponsors two defined contribution plans, a 401(k) plan and a non-leveraged employee stock ownership plan ("ESOP") covering substantially all eligible Company employees. Eligible employees may defer and contribute a percentage of their annual earnings to the plans. In the 401(k) plan, the Company contributes 100% of the first 5% of compensation deferred. In the ESOP, the Company contributes 100% of the first 5% of compensation deferred. Pension expense for these plans was $281,704 in 2011 and $171,511 in 2010. The ESOP held 126,635 and 115,953 of the Company's stock at December 31, 2011 and 2010, with a fair value of $2,849,288 and $2,435,019, respectively. The ESOP shares are eligible to receive dividends and are considered outstanding shares for purposes of computing net income per share.

The Company also has individual deferred compensation arrangements with certain key executives and directors which provide supplemental retirement benefits. The total of these obligations was $2,301,261 and $2,242,729 at December 31, 2011 and 2010, respectively. Expense related to these arrangements was $259,632 in 2011 and $249,273 in 2010.

10. Related Party Transactions

In the ordinary course of business, the Company has granted loans to principal officers, directors, significant shareholders (greater than 10%) and their affiliates. Such transactions were made on substantially the same terms and at those rates prevailing at the same time for comparable transactions with other customers. The following table summarizes the activity in these loans:

	2011	2010
Balance, beginning	$ 2,253,748	$ 1,863,006
New loans	1,783,107	691,657
Repayments	(1,604,051)	(300,915)
Balance ending	$ 2,432,804	$ 2,253,748

The Bank held deposits of $385,589 and $252,713 for related parties at December 31, 2011 and 2010, respectively.

A director of the Company provides professional legal services to the Company. Fees for these services were $30,900 in 2011 and 2010.

11. Financial Instruments with Off-Balance-Sheet Risk

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The Company's exposure to credit loss is represented by the contractual amounts of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be collateralized and usually contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in extending loan facilities to customers.

To reduce credit risk related to the use of credit-related financial instruments, the Company might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Company's credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate. The Company has not incurred any losses on its commitments in either 2011 or 2010.

Financial instruments whose contract amount represents credit risk were as follows:

	2011	2010
Commitments to extend credit (including lines of credit)	$ 12,443,484	$ 11,782,917
Standby letters of credit	270,379	198,859

12. Fair Value Disclosures

Fair value is defined as an exit price representing the amount that would be received to sell an asset or settle a liability in an orderly transaction between market participants. A three-level hierarchy exists for fair value measurements based upon the inputs to the valuation of an asset or liability.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities;

Level 2 – Valuation is determined from quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument;

Level 3 – Valuation is derived from model-based and other techniques in which at least one significant input is unobservable and which may be based on the Company's own estimates about the assumptions that a market participant would use to value the asset or liability.

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2011				
Available for sale:				
U.S. government agencies	$ -	$ 44,004,695	$ -	$ 44,004,695
U.S. government sponsored enterprises - ("GSE") – mortgage-backed securities - residential	-	40,842,093	-	40,842,093
Local government obligations	-	38,700,090	-	38,700,090
Total	$ -	$ 123,546,878	$ -	$ 123,546,878
December 31, 2010				
Available for sale:				
U.S. government agencies	$ -	$ 11,529,032	$ -	$ 11,529,032
U.S. government sponsored enterprises - ("GSE") – mortgage-backed securities - residential	-	36,984,313	-	36,984,313
Local government obligations	-	38,718,649	-	38,718,649
Total	$ -	$ 87,231,994	-	$ 87,231,994

A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

All debt securities are measured at fair value using quoted prices from an independent third party that provide valuation services, such as matrix pricing, for similar assets, with similar terms in actively traded markets.

The following table sets forth the Company's financial assets and liabilities subject to fair value adjustments on a nonrecurring basis by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
December 31, 2011				
Foreclosed assets	$ -	$ -	$ 74,000	$ 74,000
December 31, 2010				
Impaired loans, net	$ -	$ -	$ 416,000	$ 416,000
Foreclosed assets	$ -	$ -	$ 104,500	$ 104,500

Impaired loans that are collateral dependent are written down to fair value through the establishment of specific reserves. Such collateral is primarily real estate whose value is based on appraisals performed by certified appraisers. These values are generally adjusted based on management's knowledge of changes in market conditions or other factors. Since the adjustments may be significant, are based on management's estimates and are generally unobservable, they have been classified as Level 3.

Assets taken in foreclosure of defaulted loans consist of real property and are generally measured at the lower of cost or fair value less costs to sell. The fair value of the real property is generally determined using appraisals performed by certified appraisers. These values are generally adjusted based on management's knowledge of changes in market conditions or other factors. Since the adjustments may be significant, are based on management's estimates and are generally unobservable, they have been classified as Level 3.

In addition to the disclosures of financial instruments recorded at fair value, generally accepted accounting principles require the disclosure of the estimated fair value of all the Company's financial instruments. The majority of the Company's assets and liabilities are considered financial instruments. However, many of these instruments lack an available market. In addition, the Company's general practice and intent is to hold its financial instruments to maturity. The Company has considered the fair value measurement criteria as required under the accounting standard relating to fair value measurement as noted above. Fair value estimates have been determined based on the methodologies management considers most appropriate for each financial instrument.

| | 2011 | | 2010 | |
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 10,986,631	$ 10,986,031	$ 3,912,198	$ 3,912,198
Interest-bearing deposits with banks	1,095,000	1,095,000	5,527,000	5,527,000
Available for sale securities	123,546,878	123,546,878	87,231,994	87,231,994
Held to maturity securities	9,785,557	10,073,185	7,185,577	7,438,820
Restricted equity securities	312,400	312,400	438,800	438,800
Loans receivable, net	81,111,235	82,530,000	77,246,865	78,322,500
Accrued interest receivable	1,468,486	1,468,486	1,001,496	1,001,496
Financial liabilities:				
Deposits	211,681,878	209,500,000	169,557,406	157,982,000
Borrowed funds	-	-	1,727,601	1,780,000
Accrued interest payable	85,532	85,532	85,214	85,214
Off-balance sheet financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

The carrying value of short-term financial instruments, as listed below, approximates their fair value. These instruments generally have limited credit exposure, no stated or short-term maturities and carry interest rates that approximate market.

Assets	Liabilities
Cash and due from banks	Demand and savings deposits
Interest-bearing deposits with banks	Accrued interest payable
Accrued interest receivable	

The fair value methodology for available-for-sale securities is described above. The fair value of restricted equity securities is considered to approximate its carrying value as there is no market for these securities and the stock is redeemable at par value.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value is considered to approximate fair value. For other types of loans, fair value was estimated by discounting cash flows using current interest rates for similar loans, adjusted to reflect credit risk.

The fair value of interest–bearing time deposits is estimated by discounting contractual cash flows using current rates for instruments with similar maturities.

The fair value of borrowed funds is estimated based on current market rates for debt with similar maturities.

The fair value of commitments to extend credit is estimated using the fees currently charged for similar agreements. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of standby letters of credit is based on fees currently charged for similar agreements plus the estimated cost to terminate or otherwise settle the obligations. The fair value of these instruments is considered immaterial.

Delhi Bank Corp. and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2011 and 2010

13. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes that, as of December 31, 2011 and 2010, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2011, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011:						
Total capital (to risk weighted assets)	$ 21,057,000	24.4%	$ 6,884,000	8.0%	$ 8,605,000	10.0%
Tier 1 capital (to risk weighted assets)	$ 20,238,000	23.5%	$ 3,442,000	4.0%	$ 5,163,000	6.0%
Tier 1 capital (to average assets)	$ 20,238,000	8.7%	$ 9,317,000	4.0%	$ 11,646,000	5.0%
As of December 31, 2010:						
Total capital (to risk weighted assets)	$ 20,132,000	23.5%	$ 6,842,000	8.0%	$ 8,553,000	10.0%
Tier 1 capital (to risk weighted assets)	$ 19,164,000	22.4%	$ 3,421,000	4.0%	$ 5,132,000	6.0%
Tier 1 capital (to average assets	$ 19,164,000	9.9%	$ 7,716,000	4.0%	$ 9,645,000	5.0%

The Federal Reserve Bank has established capital guidelines for bank holding companies. These guidelines allow holding companies with less than $500 million in assets an exemption from regulatory capital requirements. The Bank Corp. meets the eligibility criteria and is exempt from regulatory capital requirements.

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bank Corp. without regulatory approval. Generally, the dividend limit is equal to the current and preceding two years net income less dividends paid during the same period. However, dividend payments would be prohibited if the effect would cause the Bank's capital to be reduced below minimum capital requirements as discussed above. The Bank's retained earnings available for dividends was approximately $2,164,000 at December 31, 2011.

14. Dividend Reinvestment and Optional Cash Purchase Plan

In 2003, the Company established a Dividend Reinvestment and Optional Cash Purchase Plan ("Plan") for its shareholders. The Plan is designed to provide the Company's stock at no transactional cost to its shareholders. Cash dividends paid to shareholders who are enrolled in the Plan plus voluntary cash deposits received are used to purchase shares either directly from the Company, from shares that become available in the open market or from the Company's previously acquired treasury stock. The Company has reserved 393,750 shares of its un-issued common stock for issuance under the Plan. Once these shares are issued, the Plan will terminate but there is no set termination date. The maximum amount of common stock that may be issued in any year is limited in that the aggregate consideration received from the sale of shares may not exceed $5,000,000. The Plan purchased 18,066 shares in 2011 and 14,552 shares in 2010 of the Company's treasury stock. As of December 31, 2011, there were 307,632 shares available for future issuance.

15. Correction of Error

The Company has restated its 2010 statement of cash flows to correct the reporting of cash and cash equivalents. Cash equivalents are short-term, highly liquid investments that are readily convertible to cash and so near their maturity that they present insignificant risk of changes in value. Generally, only investments with original maturities of three month or less qualify under that definition. The Company had included interest-bearing deposits with other banks as cash equivalents in 2010. These deposits included certificates of deposit, the majority of which had original maturities in excess of three months. As such, they did not meet the definition of a cash equivalent. The restatement had no effect on amounts reported in the 2010 consolidated balance sheet, statement of income or statement of changes in stockholders' equity. The following table provides information on the changes to the 2010 statement of cash flows resulting from the restatement.

	As Originally Reported	Restatement	As Restated
Net change in interest-bearing deposits in banks	$ -	$ (5,527,000)	$ (5,527,000)
Net cash used in investing activities	$ (10,000,117)	$ (5,527,000)	$ (15,527,117)
Net increase (decrease) in cash and due from banks	$ 3,679,496	$ (5,527,000)	$ (1,847,504)
Cash and due from banks, end of year	$ 9,439,198	$ (5,527,000)	$ 3,912,198

You should rely only on the information contained in this offering circular. Delhi Bank Corp. has not authorized anyone to provide you with different information. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this offering circular in any jurisdiction in which, or to any person to whom, such offer or solicitation is not authorized or in which the person making the solicitation is not qualified to do so. Neither the delivery of this offering circular nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Delhi Bank Corp. since any of the dates as of which information is furnished in this offering circular or since the date of this offering circular.

DELHI BANK CORP.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

174,000 Shares of Common Stock

OFFERING CIRCULAR

March 16, 2012

PART III

EXHIBITS

Exhibit No.	Description
2.1	Charter of Delhi Bank Corp.[1]
2.2	Bylaws of Delhi Bank Corp.[1]
4.1	Authorization Form[1]
6.1	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Robert W. Armstrong dated as of March 16, 2005[2]
6.2	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Peter V. Gioffe dated as of December 29, 2009[2]
6.3	Salary Continuation Agreement by and between The Delaware National Bank of Delhi and Suzanne L. MacDonald dated as of December 29, 2009[2]
10.1	Consent of ParenteBeard LLC
10.2	Consent of Dannible & McKee, LLP
10.3	Consent of Kilpatrick Townsend & Stockton LLP
11.1	Opinion of Kilpatrick Townsend & Stockton LLP[3]

(1) Incorporated herein by reference to the Company's Pre-Qualification Form 1-A Amendment No. 1, filed with the Securities and Exchange Commission on May 15, 2001.

(2) Incorporated herein by reference to the Company's Post-Qualification Form 1-A Amendment No. 10, filed with the Securities and Exchange Commission on March 18, 2011.

(3) Incorporated herein by reference to the Company's Pre-Qualification Form 1-A Amendment No. 3, filed with the Securities and Exchange Commission on June 27, 2001.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Delhi, State of New York, on **March 16**, 2012.

DELHI BANK CORP.

By: _____
   Robert W. Armstrong
   Director, President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Robert W. Armstrong	Director, President and Chief Executive Officer	March 16, 2012
Peter V. Gioffe	Treasurer	March 16, 2012
Timothy C. Townsend	Chairman of the Board	March 16, 2012
Raymond Christensen	Director	March 16, 2012
Andrew F. Davis III	Director	March 16, 2012
Michael E. Finberg	Director	March 16, 2012
Bruce J. McKeegan	Director	March 16, 2012
Ann S. Morris	Director	March 16, 2012
Paul J. Roach	Director	March 16, 2012

Exhibit 10.1

Consent of ParenteBeard LLC


ParenteBeard

CONSENT

We hereby consent to the use of our report dated March 15, 2012 relating to the consolidated financial statements of Delhi Bank Corp. and Subsidiary as of December 31, 2011 and for the year ended December 31, 2011, included on Form 1-A dated March 15, 2012 filed with the Securities and Exchange Commission.

ParenteBeard LLC

Wilkes-Barre, Pennsylvania
March 15, 2012

Exhibit 10.2

Consent of Dannible & McKee, LLP

CONSENT

We hereby consent to the inclusion of our report dated March 10, 2011, on our audit of the financial statements of Delhi Bank Corp. as of December 31, 2010, to be included in Delhi Bank Corp.'s Amendment No. 11 to the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission.

Dannible & McKee, LLP

March 16, 2012
Syracuse, New York

Exhibit 10.3

Consent of Kilpatrick Townsend & Stockton LLP

CONSENT

We hereby consent to the references to this firm and our opinion in, and the inclusion of our opinion as an exhibit to the Offering Statement on Form 1-A filed by Delhi Bank Corp. (the "Company"), and all amendments thereto, relating to the Dividend Reinvestment and Optional Cash Purchase Plan through which the Company is offering its common stock.

KILPATRICK TOWNSEND & STOCKTON LLP

By: _____
Christina M. Gattuso

Dated this 16th day of March 2012